2001 Annual Report



HealthStream®

HealthStream is a leading provider of learning solutions for the healthcare industry.

Focused on serving the educational and training needs of the ten million professionals working in the $1.3 trillion healthcare industry, HealthStream is transforming the delivery of healthcare education with its innovative learning solutions. In particular, the Internet-based Healthcare Learning Center™, one of the most adopted learning platforms in hospitals today, streamlines each stage of training, reducing costs and saving valuable time for healthcare professionals.

Company Profile

Healthcare organizations using our Internet-based Healthcare Learning Center™ now comprise an extensive Internet-based learning network. We are seeing increased evidence that our vision is transforming the way healthcare professionals train, enhancing their capacity to do what they do best—care for patients.



Healthcare
Education
Technology

HealthStream®

Financial Highlights

Year Ended December 31,	2001	2000[1]
(In thousands, except per share amounts)		
Statement of Operations Data:		
Revenues[2]	**$ 13,503**	$ 9,652
Operating costs and expenses	**34,881**	32,325
Loss from operations	**(21,378)**	(22,673)
Other income, net	**1,802**	2,388
Net loss	**$ (19,576)**	$ (20,285)
Net loss per share:		
Basic and diluted, actual	**$ (0.98)**	$ (1.29)
Basic and diluted, pro forma[3]	**$ (0.98)**	$ (1.04)
Weighted average shares of common stock outstanding:		
Basic and diluted, actual	**19,921**	15,786
Basic and diluted, pro forma[3]	**19,921**	19,476
Loss from operations before amortization of intangibles:		
Loss from operations	**$ (21,378)**	$ (22,673)
Amortization of intangibles	**7,441**	5,634
Loss from operations before amortization of intangibles	**$ (13,937)**	$ (17,039)
Loss from operations before amortization of intangibles per share (actual)	**$ (0.70)**	$ (1.08)
Loss from operations before amortization of intangibles per share (pro forma)[3]	**$ (0.70)**	$ (0.87)

[1] Certain amounts have been reclassified to conform to current year presentation.
[2] Revenues for the year ended December 31, 2001 are net of non-cash warrant expense of $1,490. Revenues for the year ended December 31, 2000 are net of non-cash warrant expense of $992.
[3] Pro forma as if the IPO and private offering occurred January 1, 2000

December 31,	2001	2000
(In thousands)		
Balance Sheet Data:		
Cash and cash equivalents	**$ 4,747**	$ 19,831
Investments - short and long term	**21,410**	20,341
Working capital	**17,945**	26,436
Total assets	**49,247**	70,452
Deferred revenue	**3,274**	2,764
Long-term debt and capital leases, net of current portion	**119**	216
Shareholders' equity	**42,543**	62,017


96 $ 556
97 $ 1,268
98 $ 1,716
99 $ 2,568
00 $ 9,652
01 $ 13,503

Total Revenues
(in thousands)

DELOITTE & TOUCHE TECHNOLOGY FAST 500

2000 & 2001 Recipient

Since becoming a public company in April of 2000, HealthStream's bold vision to play a leading role in improving the quality of healthcare by improving the quality of healthcare education is increasingly becoming a reality. Our learning solutions are transforming the way healthcare organizations train and educate, delivering measurable, added value to their most important asset—the dedicated women and men who care for patients. As the chief executive of the company leading this process, I am pleased to discuss with you the operational and financial progress made during 2001 in our second annual report.

Letter to Shareholders

As the technology-based learning solutions industry grows past its infancy, the advantages gained by training employees online—including the savings of employers' time and financial resources—are becoming increasingly apparent, while employees value the flexibility of training anytime, anywhere with an Internet connection. We believe this trend will continue to gain momentum, as Internet technology, when matched with the best traditional learning principles, yields a more highly trained workforce. To remain competitive in most industries, developing a learning-focused corporate culture is no longer relegated as a professional development initiative; it is a mission-critical imperative. Internet-based learning is making this possible.

115% Growth in Hospital Facility Internet-based Learning Network During 2001


500
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Q4 00
Q1 01
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2001

We believe HealthStream's distinctive focus on providing learning solutions for the $1.3 trillion healthcare industry gives us a competitive advantage. We are finding that our depth of knowledge of the complex healthcare industry—with its dynamic accreditation and regulatory course requirements—is further propelling our goal to be the leader of healthcare education and training for employees working within the healthcare industry, as evidenced by a year-to-year increase of revenues of approximately 40 percent for the year 2001.

Over 900% Increase in Course Completions During 2001


120
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0
Jan
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Nov

A cornerstone of HealthStream's continued success lies in our growing learning network, comprised of approximately 500 hospital facilities that have subscribed to our Internet-based Healthcare Learning Center™. With 228 hospitals in our network at the start of 2001, the growth to approximately 500 represents a 115 percent increase during the year. Now represented in each of the 50 states, the learning network is aggressively extending to a wide range of healthcare organizations as they discover the numerous benefits of our learning solutions to meet their everyday challenges, such as reducing risk, increasing compliance, retaining personnel, and training greater numbers of employees to perform their jobs more effectively. Driving this growth is our professional sales force of 25 inside and field representatives that is exclusively focused on further penetrating this market.

HealthStream's learning network is attracting many of the nation's leading hospital facilities and systems—including Sutter Health, Banner Health System, HCA, Trinity Health (Novi, MI), the North Atlantic Regional Medical Command: Walter Reed facility, and Pinnacle Healthcare, Inc. We have entered into a relationship with the Ontario Hospital Association, the largest hospital association in Canada, to offer our learning solutions to its 225 hospital members.

Importantly, we are receiving strong confirmation that our learning solutions are effective and valued as our hospital customers choose to extend their relationships with us. In October 2001, we announced that HCA extended their relationship with us by entering into a new four-year agreement for delivery of the Internet-based Healthcare Learning Center™ and other learning services, totaling a minimum of $12 million over the next four years. At the same time, HealthStream and HCA mutually agreed to cancel a warrant held by HCA to purchase HealthStream stock. As a result, HealthStream ceased recognition of the remaining cost of the warrant as a reduction of revenues. Both of these developments strengthen HealthStream's position as we move forward in the coming years.

Another signpost of increasing confidence that our customers have in HealthStream's training solutions is their transition to the Internet-based Healthcare Learning Center™. At the end of 2001, approximately 800 hospitals remained on one of HealthStream's installed learning management systems. We are actively working with those customers to develop a transition path to the Internet-based learning network. In the fourth quarter alone, 49 of our hospital facility customers chose to make this transition. As a result, approximately one-fifth of the learning network is now comprised of our hospital customers who have elected to transition to the Healthcare Learning Center™.

For HealthStream employees, one of the most satisfying growth indicators is the actual use of our Internet-based Healthcare Learning Center™ by over 300,000 healthcare professionals working day-to-day in hospitals. During 2001, the average monthly number of course completion certificates earned increased from approximately 10,000 to over 100,000. This suggests that as the Healthcare Learning Center™ is adopted by hospital facilities, it is resulting in growing utilization among those for whom it is intended.

Pharmaceutical and medical device companies continue to use our innovative learning solutions to launch products, reach physicians and other healthcare professionals, and support sales initiatives. During 2001, HealthStream's relationships with the top companies in these industries were strengthened with extended contracts and increased demand for our learning solutions. In the fourth quarter of 2001, for example, Cordis Endovascular, a Johnson & Johnson company, contracted for an additional 29 live seminars to be held throughout 2002, while Ligand Pharmaceuticals extended its contract to include an additional 12 WebEvents™ to be held during 2002. And as our Internet-based learning network grows, the opportunity for the expanded leverage of our hospital customer base by pharmaceutical and medical device companies simultaneously grows—with corresponding increasing sources of revenue for HealthStream.

In this regard, HealthStream is actively developing innovative new products that will facilitate a mutually advantageous collaboration between medical device and pharmaceutical companies and hospital facilities. For example, during the first quarter of 2003, HealthStream expects to introduce HospitalDirect™, an innovative new application to produce and deliver product training into hospitals on our Internet-based learning network. Using HospitalDirect™, medical device companies will soon be able to significantly reduce their training costs and shorten the product launch cycle by directly reaching the healthcare professionals who most need product training—and they'll be able to do so more rapidly, economically, and efficiently than by any other method currently available to them.

Our commitment to build HealthStream is for the long term, and, given that goal, it is noteworthy that we continue to move toward products and services that result in the generation of steady, predictable streams of recurring revenues. In particular, the proportion of revenues derived from the learning network for the fourth quarter 2001 was approximately

33 percent, up from 20 percent for the fourth quarter 2000. The Internet-based Healthcare Learning Center™ is an application service provider (ASP) based product with an average subscription term of two and a half years, with the associated revenues recognized over the life of the subscription. This is significant because it means that as the learning network grows, a greater proportion of our revenues are derived from this steady, predictable, and recurring source.

We continued to make financial progress in 2001. Revenues grew approximately 40 percent, the Internet-based learning network grew 115 percent, course utilization increased over 900 percent, and HealthStream remains well capitalized with over $27 million of cash and investments (as of December 31, 2001), with no debt. Importantly, all of this was accomplished while effectively managing expenses. Through increasing organic growth throughout 2001, along with efficient consolidation of office operations, our average monthly net operating cash consumption decreased 66 percent over the year, dropping from $1.29 million for the first quarter 2001 to $0.43 million for the quarter ended December 31, 2001. As HealthStream remains on course by adding intrinsic value to our customers' education and training goals, I remain convinced that our performance will result in extrinsic value for HealthStream and our shareholders.

Building on the progress made in 2001, one of HealthStream's top operational goals for 2002 remains the expansion of our Internet-based learning network. During the fourth quarter 2001, more than one hospital each business day, on average, contracted for our learning network. We intend to maintain momentum by staying actively attuned and responsive to customers. In the dynamic, often turbulent healthcare industry, it is critical that we continue to offer solutions that respond to our customer's immediate training needs.

At no time did this become more evident than in the aftermath of the September 11 tragedy and the subsequent threat of bioterrorism. The potential value of HealthStream's capability to instantly disseminate vital healthcare education throughout its learning network of the nation's hospital facilities became starkly apparent. In response, we have joined the eHealth Initiative, a Washington, D.C.-based, national not-for-profit organization comprised of the nation's leading healthcare technology companies where, collectively, a unified effort is being launched to address these issues. Upon their invitation, we have also met with the Center for Disease Control (CDC) in Atlanta to deliberate about deployment options for healthcare education.

In support of the men and women who constitute our customer base for online emergency medical services (EMS) training, HealthStream has announced that two percent of our sales from HealthStream | EMInet, generated from September 11, 2001 to September 10, 2002, will be donated to the New York Firefighters 9-11 Disaster Relief Fund and the National Association of EMT's EMS and Rescuer Relief Fund. Individuals or organizations that purchase a HealthStream | EMInet product are asked to select one of the two funds in which their support will be honored through our donation.

Our top three priorities for 2002 are clear: to accelerate the shift toward recurring revenue streams, strengthen our performance-oriented corporate culture, and work toward becoming cash flow positive.

The growth of our Internet-based learning network has resulted in a sustained shift toward recurring revenue streams—which we are confident will continue throughout 2002. In addition to the stability and predictability that such a transition brings, sources that produce ongoing streams of revenue are particularly valued because they, necessarily, imply ongoing customer relationships. HealthStream is committed to strategic decision-making that supports long-term growth, built upon our ability to consistently deliver value to our long-term customer relationships.

We are solidifying our performance-oriented corporate culture. Throughout the Company, employees are being empowered to assume greater amounts of authority and decision-making responsibility. This includes being directly charged with driving revenues, cutting costs, and innovating products—with corresponding levels of accountability assigned. Our focus has been sharpened and our internal procedures have been fine-tuned so that we have an infrastructure that is well prepared for growth in the coming year and beyond.

As we endeavor to cross over into profitability, many of the factors that led to our successful growth in the past year will be vital to our future success. We remain staunchly focused on continued growth in revenues, coupled with responsible expense management. HealthStream's investment in the development of new product lines reflects our strategic decision to build on our infrastructure for long-term profitability by using innovation to leverage our core asset—the Internet-based learning network.

As we execute on these goals, I would like to thank our dedicated group of employees for their hard work, customer-focused work ethic, and contributions to our success. And I also thank you, our shareholders, for your continued confidence and support of HealthStream. I, along with the rest of the management team, firmly believe that HealthStream is poised for strong growth, and I look forward to reporting on our progress in the months and years ahead.

Sincerely,

Robert A. Frist, Jr.

Robert A. Frist, Jr.
Chairman and Chief Executive Officer

Our Internet-based Learning Network delivers what healthcare organizations need most to stay *ahead of the curve* in advancing their most important asset—human capital.

Above all else, we never lose sight of the fact that HealthStream's learning solutions are designed to help healthcare professionals improve the quality of care to patients. HealthStream understands the healthcare industry, along with the myriad of training and education requirements for the men and women who are devoting their careers to helping others while employed in our nation's hospitals and healthcare organizations. We believe that medical and healthcare education is ultimately the backbone of quality care delivered to patients through the relentless dedication, competence, and compassion of our nation's healthcare professionals working throughout the industry. We're proud of our leading role in that process.

Training Accessibility

How are we doing this? HealthStream is building an Internet-based learning network for healthcare organizations that is transforming the way that healthcare professionals train, making education more accessible, more economical, and more effective. During 2001, HealthStream's learning network more than doubled—with a growth rate of approximately 115 percent. Healthcare professionals are enrolling in our online courses in record numbers, saving valuable time and resources for their organizations, and ultimately, enhancing the care delivered to patients.

We ended 2001 with approximately 500 hospital facilities contracted on our learning network and in our last quarter of 2001, we contracted, on average, more than one hospital each business day to this network. We attribute the rising demand for our learning solutions to our singular focus on and expertise in the healthcare industry, our depth of understanding of the industry's unique and challenging training needs, and the unmatched quality of our flagship product, the Internet-based Healthcare Learning Center™.



Healthcare Learning Center
J. GRAHAM

The Healthcare Learning Center™

"With HealthStream's Healthcare Learning Center™, learning is accelerated, compliance reporting is instantly generated, and our healthcare employees are liberated from endless hours sitting in a classroom away from their first priority—caring for patients."

Kevin McVeigh
Banner Health System

The Healthcare Learning Center™, includes a comprehensive learning management system, an extensive learning library, and other supporting services. As an application service provider (ASP), we host, manage, and deliver courses to our customers from a centralized location via the Internet. The Healthcare Learning Center™ includes three components: (1) the Learning Management System that includes an automated assignment tool, a tracking mechanism, and reporting functions to measure individual, departmental, and organizational performance; (2) the Healthcare Learning Library that offers a comprehensive curriculum of courses that delivers solutions to meet the everyday, actual needs of healthcare professionals—with measurable impact on healthcare organizations; (3) and Learning Services that help customers launch e-learning into their organizations, assist with the implementation process, train system administrators, support students and administrators with a trained customer care team, and provide regular system maintenance and updates.




Centennial Medical Center
ROOM NO.
PATIENT
DOCTOR
Assessment

Mission-critical business imperatives of our healthcare customers are driving the expansion of our course content.

Our strategy is to serve our customers' needs. Increasingly, we're finding that tough business realities now facing healthcare organizations have inspired a shift toward a multi-functional perspective on training and education. The result is that senior decision-makers in healthcare organizations are now committing to the development of learning cultures for their employees while solving core business problems in the process. HealthStream is showing them the way with our solutions-driven curriculum.

Results-oriented Learning

Our ability to produce solutions that respond to customers' needs is demonstrated in the following examples.



https://www.cmecourses.com
hcProfessor ©2001

Internet-based Courseware

Compliance and Accreditation

Occupational Safety & Health Administration (OSHA) and Joint Commission on Accreditation of Healthcare Organizations (JCAHO) regulatory training requirements are mandated for healthcare employees throughout the facility. Documentation and reporting of the fulfillment of the requirements has traditionally consumed enormous resources—both monetarily and in staff time. HealthStream's comprehensive bundle of regulatory courseware is an effective solution.

Healthcare Insurance Portability and Accountability Act of 1996 (HIPAA) Compliance

It's the law and it goes into effect in April 2003. At that time, healthcare organizations will be fully responsible for compliance with all aspects of this federal legislation. Our HIPAA curriculum of courseware is designed to train employees in healthcare facilities to become fully competent in this required area of training.

Retention of Personnel

In a landmark study, the American Hospital Association reported in June 2001 that there is an estimated 75 percent vacancy rate for registered nurses across U.S. hospitals. And as the study also reports, the growing workforce shortage in healthcare extends well beyond nursing. As a part of their retention strategy, some healthcare organizations are utilizing HealthStream's continuing education (CE) and professional development courseware. Investment in the education and training of employees is proving to be an effective enticement to retain personnel, boost recruitment, and enhance organizational loyalty.

"At Centennial Medical Center, HealthStream's Healthcare Learning Center™ has improved our entire educational program. Compliance reporting, training—particularly the regulatory requirements, and administrative tracking are significantly easier, more reliable, and efficient. Everyday, I see first-hand the positive impact that HealthStream's learning solutions are having on our hospital. Most importantly, the time saved with e-learning translates directly into more time for patients—and everybody benefits from that."

Meg Hamiter
Parthenon Pavilion/
Centennial Medical Center

Certification, Licensure, and Board Certification

These are "facts of life" in healthcare. The requirements for the individual healthcare professions vary immensely, with corresponding variance in costs of training and convenience in procuring up-to-date study guides. HealthStream's convenient online courseware bundles provide a solution, including, for example: Advanced MRI Certification Program, Cardiology Board Review Bundle, Pediatrics Board Review Bundle, and EMS required continuing education for annual licensure.

Managerial Effectiveness

Effectively managing personnel remains a core competency that challenges many healthcare organizations. As a just-in-time solution, HealthStream offers subscription packages of courseware that support development of management skills and effectively train core business practices to employees at every level.

In the "Attention Economy" that we're now in, the new currency of business is *access*—and that's just what our learning solutions are providing for pharmaceutical and medical device companies.

HealthStream provides a suite of professional education activities, promotional programs—including WebEvents™, and training support tools that are specifically designed to help pharmaceutical and medical device companies reach their educational and training objectives in reaching healthcare professionals.

Rapid Knowledge Deployment

Through our continuing education provider unit, HealthStream I Education Design, we sponsor for-credit activities for nurses, physicians, and other medical professionals. Blended learning, which combines classroom-based education with online learning, continues to gain momentum in healthcare. We believe our core competencies as a technology-based healthcare education provider will enable us to lead the market in this space.



HealthStream WebEvents™

HealthStream WebEvents™ provide an Internet-based hosting mechanism whereby participants—often physicians—can instruct others, demonstrate procedures, generate discussion with thought leaders, introduce products, or launch new products—all in real time. With Internet connectivity, knowledge becomes instantly accessible from a community of professionals who may be geographically disperse, but intellectually on the same page, at the same time.

As HealthStream's Internet-based learning network grows, our products designed to increase "access" become even more attractive to pharmaceutical and medical device companies. A dedicated team of product managers are paving the way with new HealthStream products that are expected to soon debut, with the first, HospitalDirect™, slated for launch during the first quarter 2003. The HospitalDirect™ product will allow medical device companies to distribute product training programs to targeted professionals through the Internet-based Healthcare Learning Center™ within hospitals.

"Because of HealthStream's solid pharmaceutical experience, we were able to complete a critical strategic objective that was unexpectedly jeopardized with the events of September 11. The professionals at HealthStream were able to step in and rapidly assess our needs, develop a working proposal, and put a successful meeting on the ground in less than three weeks."

Michael W. Young
Ligand Pharmaceuticals

Our learning network will function as a gateway to instantly deploy training and education to the hundreds of thousands of healthcare professionals working in the approximately 500 hospital facilities that are currently using the Internet-based Healthcare Learning Center™. HealthStream's new Internet-based applications will add value for everyone: medical device companies who instantly gain access to the *right* audience in a rapid format that significantly shortens the product launch cycle, the healthcare professionals who are readily provided with training, the hospitals who are able to reduce risk with increased product training, and of course, HealthStream who now has a powerhouse asset—capable of generating multiple streams of additional revenues for the Company.



Selected Financial Data

The selected statements of operations data for the three-year period ended December 31, 2001 and the balance sheet data as of December 31, 2001 and 2000 are derived from our financial statements that have been audited by Ernst & Young LLP, our independent auditors, and are included elsewhere in this report. The balance sheet data as of December 31, 1999 and 1998 and the data for the year ended December 31, 1997 are derived from audited financial statements that are included in our initial filing on Form S-1 (Reg. No. 333-88939). You should read the following selected financial data in conjunction with our financial statements and the notes to those statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" located elsewhere in this report.

As discussed in note 2 of the Consolidated Financial Statements, "Acquisitions", HealthStream acquired eight companies between 1999 and 2001. As a result of these acquisitions, the annual results presented below are not comparable. In addition, revenues may be subject to fluctuations as discussed further in "Management's Discussion and Analysis of Financial Condition and Results of Operations" located elsewhere in this report. The operating results for any single year are not necessarily indicative of the results to be expected in the future.

	Year Ended December 31,				
	2001	2000[1]	1999[1]	1998[1]	1997[1]
	(In thousands, except per share data)				
Statement of Operations Data:					
Revenues, net	**$ 13,503**	$ 9,652	$ 2,568	$ 1,716	$ 1,268
Operating costs and expenses:					
Cost of revenues	**5,772**	4,357	2,138	1,057	870
Product development	**5,041**	5,639	2,037	443	294
Sales, marketing, general and administrative expenses	**13,019**	15,428	2,501	1,330	766
Depreciation and amortization	**9,936**	6,901	452	147	109
Office consolidation charge	**401**	—	—	—	—
Impairment of long-lived assets	**712**	—	—	—	—
Total operating costs and expenses	**34,881**	32,325	7,128	2,977	2,039
Loss from operations	**(21,378)**	(22,673)	(4,560)	(1,261)	(771)
Other income (expense)	**1,802**	2,388	104	(329)	(189)
Net loss	**$ (19,576)**	$(20,285)	$ (4,456)	$ (1,590)	$ (960)
Net loss per share – basic and diluted	**$ (0.98)**	$ (1.29)	$ (1.19)	$ (0.49)	$ (0.29)
Weighted average shares of common stock outstanding – basic and diluted	**19,921**	15,786	3,757	3,256	3,256

[1] *Certain amounts have been reclassified to conform to current year presentation.*

	December 31,				
	2001	2000	1999	1998	1997
	(In thousands)				
Balance Sheet Data:					
Cash and cash equivalents	**$ 4,747**	$ 19,831	$ 13,632	$ 51	$ 84
Investments –short and long term	**21,410**	20,341	—	—	—
Working capital (deficit)	**17,945**	26,436	11,465	(2,854)	(1,708)
Total assets	**49,247**	70,452	17,455	1,153	948
Deferred revenue	**3,274**	2,764	791	323	236
Long-term debt and capital leases, net of current portion	**119**	216	186	32	36
Shareholder's equity (deficit)	**42,543**	62,017	14,190	(2,285)	(1,236)

Management's Discussion and Analysis of Financial Condition and Result of Operations

All statements, trend analysis, and other information contained herein relative to markets for our products and trends in our operations or financial results, as well as other statements including words such as "anticipate", "believe", "plan", "estimate", "expect", "intend" and other similar expressions, constitute forward-looking statements under the Private Securities Litigation Reform Act of 1995. We have made these forward-looking statements based upon our current expectations and beliefs concerning future developments and their potential effects on the company. There can be no assurance that future developments effecting HealthStream will be those anticipated. Actual results may differ materially from these included in the forward-looking statements.

These forward-looking statements involve risks and uncertainties including, but not limited to, those described elsewhere in this report, those described under the heading "Risk Factors" in our Annual Report on Form 10-K, and other risks and uncertainties discussed in other documents we file with the Security and Exchange Commission. We undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

The following discussion provides an overview of our history together with a summary of our revenue recognition policies, policy regarding impairment of long-lived assets, and the significant current year transactions. Our critical accounting policies include revenue recognition, impairment of long-lived assets, accounting for strategic alliances and acquisitions.

Overview and Critical Accounting Policies

HealthStream was incorporated in 1990 and began marketing its Internet-based solutions in March 1999. The Company evolved from an initial focus of providing multimedia tools for information dissemination to a facilitator of training tools for entities in the healthcare industry. Revenues from the healthcare organization business unit are derived from the following categories: provision of services through our Internet-based e-learning products, content subscriptions, licensing, maintenance and support of installed learning management products, content subscriptions, custom content development, and a variety of online and enduring products. Revenues from the pharmaceutical and medical device companies are derived from live event development, coordination, and registration services, Web cast events, online development and training, and other educational and training services.

Internet-based e-learning products and content subscriptions are provided on a per person subscription basis with fees ranging from over $1 to more than $6 per month, based on the size of the facility and the content offerings. Contracts for e-learning products range from $5,000 to approximately $400,000 based on the duration of the contract, number of users and content involved. Revenue derived from the provision of services through our Internet-based e-learning products are recognized ratably over the term of the service agreement. The Company also offers training services for Healthcare Learning Centers™ (HLC) users to facilitate integration of this technology. Fees for training are based on the time and efforts of the personnel involved. Other transaction-based online services are provided based on a fee ranging from $5 to $25 per underlying credit hour, or based upon access to a body of content for a defined period of time. Most courses provide one to three credit hours, however, during 2000 we began selling board review courses that include significantly more credit. We recognize revenue for online content subscription services ratably over the subscription period and recognize revenue for transaction-based online course sales when the course is delivered. Training revenues are generally recognized upon completion of training services. Late in 1999, we began entering into arrangements that provide for commercial support of online courseware. Such revenue is recognized ratably over the term unless usage exceeds the ratable portion. As discussed in "Risk Factors" in our Annual Report on Form 10-K, revenue recognition policies for Internet-based e-learning products and other services vary significantly from our installed learning management products.

Revenues from installed learning management products are recognized upon shipment or installation of the software. The one-time license fee typically ranges from $20,000 to $200,000 based on the number of users. Revenues related to installed learning management products may be subject to fluctuations because purchases of these licenses typically are included in customers' capital expenditure budgets. Services such as training, maintenance and technical support are provided either based on a fixed fee, estimated usage or actual time incurred. Maintenance and technical support revenues are recognized over the term of the service period. Revenues derived from the sale of products requiring significant modification, conversion or customization are recorded based on the percentage of completion method using labor hours. Training revenues are generally recognized upon completion of training services. We recognize custom content development revenues based on the percentage of a project that is completed.

We recognize revenue from live event development and coordination services based on the percentage of completion method using labor hours. Event registration services are recognized upon completion of the related event. All other service revenues are recognized as the related services are performed or products are delivered. Sales of products and services to pharmaceutical and medical device companies can be subject to seasonal factors as a result of drug and product introductions and budget cycles for such companies.

We accounted for long-lived assets in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," ("Statement 121") through December 31, 2001. In accordance with Statement 121, we reviewed internal and external factors to determine whether events or changes in facts and circumstances were present and indicative of an impairment of long-lived assets. This review included estimates of future cash flows related to such long-lived assets. As discussed in Notes 1 and 5 to the Consolidated Financial Statements, we recorded a charge of approximately $712,000 related to impairment of long-lived assets during the year ended December 31, 2001. As discussed further in Note 1 to the Consolidated Financial Statements, Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," will be adopted as of January 1, 2002.

Effective October 1, 2001, we entered into a new four-year agreement with HCA, replacing the prior agreement with Columbia Information Systems, Inc. that had approximately two and one half years remaining. Together with HCA, we mutually agreed to cancel the warrant held by CIS Holdings, Inc., an affiliate of HCA, to purchase our common stock. As a result, we are no longer amortizing the remaining cost of the warrant as a reduction of revenues. See Note 4 of the Consolidated Financial Statements for additional information. Revenues through September 2001, provided under the prior service agreement that included the grant of the warrant to CIS Holdings, Inc., were recognized as services were rendered, net of the amortization of the fair value of the related warrant as a reduction of the revenues proportionately over the term of the four-year agreement.

We expect to continue to generate revenues by marketing our Internet-based products and services to healthcare workers through healthcare organizations. We expect that the portion of our revenues related to services provided via our Internet-based e-learning products will increase. Specifically, we will seek to generate revenues from healthcare workers by marketing to their employers or sponsoring organizations. The transaction fees for courseware resulting from this marketing may either be paid by the employer or sponsoring organization or, in the case of healthcare professionals, may be billed directly to the individual. Our Internet-based e-learning model allows us to host our system in a central data center, therefore eliminating the need for costly onsite installations of our software. Under the Internet-based e-learning model, revenues are generated by charging for use of our courseware on a subscription basis. In addition, we will continue to sell services on our Web site on a transaction basis.

In February 2000, we entered into a five-year agreement with WebMD Corporation, formerly Healtheon/WebMD, ("WebMD"). The agreement provided that we would be the exclusive provider of education, continuing education and training services for all healthcare organizations, healthcare professionals and healthcare workers on all Web sites owned or operated by WebMD in exchange for certain guaranteed payments. WebMD also purchased $10.0 million of our common stock in a private sale that closed concurrently with our IPO. During 2000, we expensed and paid WebMD $1.5 million. At December 31, 2000, we accrued but did not pay royalties related to this agreement of $1.5 million. On January 5, 2001, we terminated the prior agreement with WebMD and set forth a new business arrangement. Under the new, non-exclusive three-year agreement, we will be a preferred provider of continuing medical education, continuing education and board preparation courses for WebMD's professional portal. Under this new arrangement, financial consideration is based entirely on revenues generated from the sale of HealthStream's services to WebMD's professional portal customers.

We have acquired the following companies since 1999, all of which were accounted for using the purchase method of accounting:

de'MEDICI Systems. On January 26, 2001, we acquired substantially all of the assets of de'MEDICI Systems ("de'MEDICI"), a business unit of Lippincott Williams & Wilkins, Inc., for approximately $330,000 in cash and 181,250 shares of the Company's common stock. de'MEDICI provided computer based education and training to over 230 hospitals and healthcare organizations.

SynQuest Technologies, Inc. On September 18, 2000, we acquired substantially all of the assets of SynQuest Technologies, Inc. ("SynQuest") for 787,087 shares of our common stock and assumption of certain debt and other liabilities, $2.3 million of which were repaid in connection with the purchase transaction. SynQuest provided online training and education to hospitals and healthcare organizations. The SynQuest business generates installed learning management product and Internet-based e-learning revenues.

Product Development. Product development expenses decreased approximately $0.6 million, or 10.6%, to $5.0 million for 2001 from approximately $5.6 million for 2000. As a percentage of revenues, product development expenses decreased to 37.3% for 2001 from 58.4% for 2000. This decrease was due primarily to lower installed learning management product support costs. We expect product development expenses to increase slightly during 2002, but to decrease as a percentage of revenues, as a result of continued reductions in installed learning product maintenance and content development during 2002, which we expect to be offset by investments in new product development. Such new product efforts may be somewhat mitigated by capitalization of new product developments if such investments result in technologically feasible products during 2002. Product development expenses as a percentage of revenues approximated 34% for HCO and 19% for PMD in 2001.

Sales and Marketing Expenses. Sales and marketing expenses, including personnel costs, increased by $0.1 million, or 1.8%, to $5.9 million in 2001 from $5.8 million in 2000. The increase related primarily to an increase of $0.7 million related to personnel costs associated with additional sales personnel and the full year impact of the SynQuest acquisition in September 2000 as well as increased commissions associated with new contract value in 2001. This increase was partially offset by a decrease of $0.6 million associated with lower advertising and marketing spending in 2001. As a percentage of revenues, sales and marketing expenses decreased to 43.7% in 2001 from 60.0% in 2000. We expect sales and marketing expenses to increase during 2002, but decrease as a percentage of revenues. Sales and marketing as a percentage of revenues approximated 58% for HCO and 23% for PMD for 2001. During 2002, we expect sales and marketing for HCO to remain fairly consistent with 2001 levels, but to decrease as a percentage of revenues as revenues continue to grow. For PMD, we expect sales and marketing to increase both in total and as a percentage of revenues as we focus on further penetration of existing customer relationships and introduction of new products.

Depreciation and Amortization. Depreciation and amortization increased by $3.0 million, or 44.0%, to $9.9 million for 2001 from $6.9 million for 2000. The increase consisted of a $2.2 million increase in amortization, primarily associated with the 2001 acquisition of de'MEDICI and the full year impact of the 2000 acquisitions of SynQuest and EDI. The depreciation increase of $0.8 million related to the impact of fixed asset additions associated with the acquisitions and those added in the normal course of business. As discussed in Note 1 to the Consolidated Financial Statements, we expect amortization expense to decline during 2002 as a result of new accounting standards. While depreciation will increase as a result of capital expenditures during 2002, amortization will decrease as a result of the elimination of goodwill amortization upon the adoption of new accounting standards. Depreciation and amortization for both HCO and PMD is expected to decline in 2002 both in total and as a percentage of revenues as a result of implementation of new accounting standards.

Other General and Administrative. Other general and administrative expenses decreased approximately $2.5 million, or 26.1%, to approximately $7.1 million for 2001 from approximately $9.6 million for 2000. As a percentage of revenues, other general and administrative expenses decreased to 52.8% for 2001 from 99.9% for 2000. The decrease is attributable to a $1.5 million gain on the renegotiation of the WebMD agreement during 2001 as well as the elimination of $3.0 million in fixed royalties incurred during 2000 associated with the WebMD arrangement. The gain and decline in fixed royalties were somewhat offset by the full year impact of the SynQuest and EDI acquisitions, which resulted in additional administrative personnel and facility expenses. The impact of these acquisitions was partially mitigated by the consolidation of offices and administrative functions during 2001. We expect other general and administrative expenses to decline during 2002 both in total and as a percentage of revenues, primarily as a result of actions taken to consolidate functions during 2001. Other general and administrative expenses as a percentage of revenues approximated 38% for HCO and 16% for PMD during 2001. We expect other general and administrative expenses for HCO to decline in total and as a percentage of revenues during 2002 as a result of consolidation of facilities and duplicative functions. We expect other general and administrative expenses for PMD to remain consistent between 2001 and 2002 in total but to decline as a percentage of revenues as revenues continue to increase.

Office Consolidation Charge. The Company recorded a non-recurring office consolidation charge in 2001, totaling approximately $400,000, as a result of closure of its Dallas and Boston offices. The charge consisted of lease obligations in excess of estimated sublease income and impairment of certain fixed assets. The closure of these facilities resulted from the Company's efforts to consolidate facilities and eliminate duplicative tasks in order to maximize economies of scale within the organization.

Impairment of Long-lived Assets. The Company recorded an impairment charge in 2001 totaling approximately $700,000. Approximately $400,000 of the impairment related to prepaid content development fees for which the future estimated cash flows exceeded the anticipated future revenues to be generated from the content. In addition, we recognized a loss of approximately $300,000 related to fixed assets that will not be used in future operations. The assets were written down to their estimated fair value, less costs to sell.

Other Income/Expense. Other income decreased $0.6 million, or 24.6%, to approximately $1.8 million for 2001 from approximately $2.4 million for 2000. The decrease was primarily due to a reduction of interest income from investments. We expect other income to continue to decrease during 2002 primarily due to cash used in operations.

Net Loss. Net loss decreased approximately $0.7 million, or 3.5%, to approximately $19.6 million for 2001 from approximately $20.3 million for 2000 due to the factors mentioned above.

2000 Compared to 1999

Revenues. Revenues increased approximately $7.1 million, or 275.9%, to approximately $9.7 million for 2000 from approximately $2.6 million for 1999. The increase in revenues was attributable to approximately $6.1 million of revenues primarily related to the acquisition of m3, EDI, SynQuest and EMInet. The remainder of the increase, approximately $1.0 million, related to revenues from Internet-based e-learning products and Web cast events. During 2000, 44.1% related to our installed learning management product licensing fees and related services, 18.0% related to live event development, coordination, and registration services, 14.0% related to other transactions and product sales (including commercial support), 13.9% of revenues related to online development services, 5.6% related to Web cast events, and 4.4% related to Internet-based e-learning products. During 1999, 48.9% of revenues related to development services, 26.3% related to other transactions and product sales and 24.8% related to installed learning management product licensing fees and related services. Revenues for Internet-based e-learning products in 2000 are net of approximately $1.0 million of warrant expense related to the HCA arrangement.

Cost of Revenues. Cost of revenues increased approximately $2.2 million, or 105.6%, to approximately $4.4 million for 2000 from approximately $2.1 million for 1999. The increase was primarily attributable to increased volume of business, including approximately $1.2 million from direct costs related to the revenue from acquisitions and $800,000 of increases in salaries, labor, related benefits, training and facilities for such personnel. As a percentage of revenues, cost of revenues decreased to 45.1% for 2000 from 82.2% for 1999. This decrease as a percentage of revenues resulted from lower fixed costs as a percentage of revenues related to the acquired businesses and new Internet-based e-learning and Web cast services in 2000.

Product Development. Product development expenses increased approximately $3.6 million, or 176.8%, to approximately $5.6 million for 2000 from approximately $2.0 million for 1999. This increase in product development expenses was due to approximately $3.0 million related to additional personnel resulting from the acquired businesses, an increase of approximately $800,000 related to contract personnel and direct expenses of our development personnel, as well as approximately $400,000 related to facilities for new personnel. These increases were offset by a decrease of approximately $750,000 related to warrant expense in 1999 that did not recur in 2000. As a percentage of revenues, product development expenses decreased to 58.4% for 2000 from 79.3% for 1999. The decrease as a percentage of revenues was due to growth in revenues, despite continued growth in product development.

Sales and Marketing Expenses. Sales and marketing expenses, including personnel costs, increased approximately $4.8 million, or 478.1%, to approximately $5.8 million for 2000 from approximately $1.0 million for 1999. Sales and marketing expenses increased by approximately $2.8 million related to additional sales and marketing personnel, primarily in connection with the acquisitions of m3 and SynQuest. The remaining increase of approximately $2.0 million related primarily to increased advertising, direct mail, attendance at trade shows and travel related costs. As a percentage of revenues, sales and marketing expenses increased to 60.0% in 2000 from 38.9% in 1999.

Depreciation and Amortization. Depreciation and amortization expenses increased by approximately $6.4 million, or 1,425.8%, to approximately $6.9 million for 2000 from $452,000 for 1999. Of the increase, approximately $5.4 million related to the current year amortization of the acquisitions completed in 2000 as well as the full year impact of the acquisition of SilverPlatter. The remaining $1.0 million related to increases in depreciation attributable to the acquisitions and fixed asset additions in both 2000 and 1999 as well as increases in amortization of fixed royalties in 2000.

Other General and Administrative. Other general and administrative expenses increased by approximately $8.1 million, or 535.1%, to approximately $9.6 million for 2000 from approximately $1.5 million for 1999. The increase was due to approximately $3.2 million of fixed royalties, primarily related to our agreement with WebMD, approximately $3.0 million related to increased personnel, benefits and travel associated with new employees, approximately $1.7 million related to additional offices and related operational expenses and an increase of approximately $600,000 related to professional fees and the costs of being a public company. The additional personnel related to the acquired businesses as well as personnel to provide the infrastructure required by the growth experienced during 2000.

Other Income/Expense. Other income and expense increased approximately $2.3 million, or 2,206.9%, to approximately $2.4 million for 2000 from $100,000 for 1999. The increase was primarily due to interest income related to the investment of the IPO proceeds. Other expense decreased due to the repayment and conversion of all outstanding indebtedness, other than capital leases, in connection with our initial public offering ("IPO").

Net Loss. Net loss increased approximately $15.8 million, or 355.2%, to approximately $20.3 million for 2000 from approximately $4.5 million for 1999 due to the factors described above.

Selected Quarterly Operating Results

The following tables set forth selected statement of operations data for the eight quarters ended December 31, 2001 and December 31, 2000 both in absolute dollars and as a percentage of total revenues. The information for each quarter has been prepared on substantially the same basis as the audited statements included in other parts of this report and, in our opinion, includes all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the results of operations for these periods. You should read this information in conjunction with HealthStream's Consolidated Financial Statements and related notes thereto included elsewhere in this report. The operating results for any quarter are not necessarily indicative of the results to be expected in the future.

	Quarters Ended			
	March 31, 2001	**June 30, 2001**	**Sept. 30, 2001**	**Dec. 31, 2001**
	(In thousands, except per share data)			
Statement of Operations Data:				
Revenues	$ 3,054	$ 3,523	$ 3,078	$ 3,848
Operating costs and expenses:				
Cost of revenues	1,626	1,175	1,281	1,690
Product development	1,203	1,284	1,263	1,290
Sales and marketing	1,408	1,549	1,422	1,515
Depreciation and amortization	2,410	2,475	2,528	2,523
Other general and administrative expenses	1,373	2,223	1,767	1,762
Office consolidation charge	-	401	-	-
Impairment of long-lived assets	-	-	-	712
Total operating costs and expenses	8,020	9,107	8,261	9,492
Loss from operations	(4,966)	(5,584)	(5,183)	(5,644)
Other income	585	376	395	446
Net loss	$ (4,381)	$ (5,208)	$ (4,788)	$ (5,198)
Net loss per share – basic and diluted	$ (0.22)	$ (0.26)	$ (0.24)	$ (0.26)
Weighted average shares of common stock outstanding – basic and diluted	19,968	19,655	19,846	20,068

	Quarters Ended			
	March 31, 2000	June 30, 2000	Sept. 30, 2000	Dec. 31, 2000
	(In thousands, except per share data)			
Statement of Operations Data:				
Revenues	$ 1,445	$ 2,201	$ 2,729	$ 3,277
Operating costs and expenses:				
Cost of revenues	780	1,093	1,079	1,405
Product development	1,190	1,238	1,617	1,594
Sales and marketing	1,073	1,537	1,243	1,938
Depreciation and amortization	1,083	1,578	1,871	2,370
Other general and administrative expenses	1,002	2,763	3,249	2,623
Total operating costs and expenses	5,128	8,209	9,059	9,930
Loss from operations	(3,683)	(6,008)	(6,330)	(6,653)
Other income	178	452	1,064	695
Net loss	$ (3,505)	$ (5,556)	$ (5,266)	$ (5,958)
Net loss per share – basic and diluted	$ (0.74)	$ (0.30)	$ (0.27)	$ (0.30)
Weighted average shares of common stock outstanding – basic and diluted	4,743	18,595	19,640	20,165

	Quarters Ended			
	March 31, 2001	**June 30, 2001**	**Sept. 30, 2001**	**Dec. 31, 2001**
	(% of Revenues)			
Statement of Operations Data:				
Revenues	**100.0%**	**100.0%**	**100.0%**	**100.0%**
Operating costs and expenses:				
Cost of revenues	**53.3**	**33.3**	**41.6**	**43.9**
Product development	**39.4**	**36.5**	**41.0**	**33.5**
Sales and marketing	**46.1**	**43.9**	**46.2**	**39.4**
Depreciation and amortization	**78.9**	**70.3**	**82.1**	**65.5**
Other general and administrative expenses	**44.9**	**63.1**	**57.4**	**45.8**
Office consolidation charge	-	**11.4**	-	-
Impairment of long-lived assets	-	-	-	**18.5**
Total operating costs and expenses	**262.6**	**258.5**	**268.3**	**246.6**
Loss from operations	**(162.6)**	**(158.5)**	**(168.3)**	**(146.6)**
Other income	**19.2**	**10.7**	**12.8**	**11.6**
Net loss	**(143.4)%**	**(147.8)%**	**(155.5)%**	**(135.0)%**

	Quarters Ended			
	March 31, 2000	June 30, 2000	Sept. 30, 2000	Dec. 31, 2000
	(% of Revenues)			
Statement of Operations Data:				
Revenues	100.0%	100.0%	100.0%	100.0%
Operating costs and expenses:				
Cost of revenues	54.0	49.7	39.5	42.9
Product development	82.4	56.3	59.3	48.6
Sales and marketing	74.3	69.8	45.5	59.2
Depreciation and amortization	75.0	71.7	68.6	72.3
Other general and administrative expenses	69.3	125.5	119.1	80.0
Total operating costs and expenses	355.0	373.0	332.0	303.0
Loss from operations	(255.0)	(273.0)	(232.0)	(203.0)
Other income	12.4	20.5	39.0	21.2
Net loss	(242.6)%	(252.5)%	(193.0)%	(181.8)%

Factors Affecting Quarterly Operating Results

As discussed above, we acquired de'MEDICI on January 26, 2001, SynQuest on September 18, 2000, EDI effective July 1, 2000, and m3, EMInet, KnowledgeReview and Quick Study during January 2000. As a result of these acquisitions, the quarterly results presented above are not comparable on a quarter-to-quarter basis. In addition, revenues from installed learning management systems may be subject to fluctuations because purchases of these licenses typically are included in customers' capital expenditure budgets, and sales of products and services to pharmaceutical and medical device companies can be subject to seasonal factors as a result of drug and product introductions and budget cycles for such companies. During the second quarter of 2001, the Company closed two office locations and recorded a one-time office consolidation charge. Further, during our evaluation of long-lived assets in the fourth quarter of 2001, we recorded an impairment charge (See Note 5 to the Consolidated Financial Statements).

Liquidity and Capital Resources

Since our inception, we have financed our operations largely through proceeds from our IPO, private placements of equity securities, loans from related parties and, to a lesser extent, from revenues generated from the sale of our products and services.

Net cash used in operating activities was approximately $9.7 million in 2001 and $14.6 million in 2000. Cash used in operating activities during 2001 related to the $19.6 million net loss, increases in accounts and unbilled receivables, prepaid development fees, deferred revenue and decreases in prepaid expenses and other current assets, other assets, and accrued liabilities. These operating uses of cash were offset by the $1.5 million gain on the WebMD renegotiation, non-cash warrant expense of $1.5 million, office consolidation charge of $0.4 million, impairment charges of $0.7 million, depreciation and amortization, provision for doubtful accounts, as well as other non-cash expenses. Cash used in operating activities during 2000 was attributable to funding net operating losses and increases in accounts receivable, prepaid expenses and other assets, which were partially offset by increases in accrued liabilities and depreciation,
amortization and other non-cash expenses.

Net cash used in investing activities was approximately $3.1 million in 2001 and $30.5 million in 2000. Cash used in investing activities during 2001 was primarily related to the purchase of investments of $11.3 million, property and equipment of $1.6 million, issuance of a note receivable of $0.2 million, and the acquisition of de'MEDICI Systems of $0.3 million, which were offset by the sale and redemption of investments of $10.1 million and the $0.1 million received for the repayment of a note. Cash used in investing activities during 2000 was primarily for the purchase of investments of $20.7 million, property and equipment of $3.1 million and the acquisitions made in 2000 of $6.8 million, partially offset by the receipt of $0.1 million of cash from the sale of investments by the Company.

Cash used in financing activities was approximately $2.3 million in 2001 and cash provided by financing activities was approximately $51.2 million in 2000. Cash used in financing activities during 2001 related to the repurchase of 1,111,111 shares of common stock from WebMD for $2.0 million and $0.3 million related to payments under capital lease obligations. Cash provided by financing activities in 2002 related primarily to the IPO and a private placement of common stock, net of offering costs and repayment of outstanding indebtedness.

As of December 31, 2001, our primary source of liquidity was $27.2 million of cash and cash equivalents, restricted cash, investments, and related interest receivable. We have no bank credit facility or other indebtedness other than capital lease obligations. As of February 28, 2002, we had cash and cash equivalents, restricted cash, investments, and related interest receivable of approximately $25.2 million.

We believe that the net proceeds from the IPO and the preceding private offerings received during 2000 will be sufficient to meet anticipated cash needs for working capital, new product development, capital expenditures, and acquisitions for at least the next 12 months. Our growth strategy may also include acquiring companies that complement our products and services. We anticipate that these acquisitions, if any, will be effected through a combination of stock and cash consideration. Failure to generate sufficient cash flow from operations or raise additional capital when required during or following that period in sufficient amounts and on terms acceptable to us could harm our business, results of operations and financial condition.

Commitments and Contingencies

In connection with our October 2001 agreement with HCA, HCA will pay us minimum revenues of $12.0 million over the four-year term of the agreement. We expect that our capital expenses will be approximately $1.5 to $2.0 million in 2002.

Our strategic alliances have typically provided for payments to distribution, content and development partners based on revenues, and we expect to continue similar arrangements in the future. As a result, our commitments for variable payments approximate $100,000 related to agreements under which other companies have agreed to provide content development services for us. In addition to these commitments, our lease obligations outlined in Note 11 to the Consolidated Financial Statements include approximately $870,000 in 2002, $680,000 in 2003, $610,000 in 2004, $260,000 in 2005, $100,000 in 2006 and $10,000 thereafter.

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, "Business Combinations," ("Statement 141") and No. 142, "Goodwill and Other Intangible Assets" ("Statement 142"). Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Statement 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations completed after June 30, 2001. Statement 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives. Statement 142 requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives.

We will apply Statement 142 beginning January 1, 2002. While we have not completed the assessment of the impact of the Statement, application of the non-amortization provisions of the Statement would result in a decrease in net loss of approximately $5.4 million ($0.27 per share) per year. This estimate is based on our current level of amortization expense for intangibles with indefinite lives and the current weighted average shares outstanding. During 2002, we will perform the test for goodwill impairment using the two-step process described in Statement 142. The first step is a screen for potential impairment, while the second step measures the amount, if any, of impairment. We expect to perform the first of the required impairment tests of goodwill and indefinite lived intangible assets during the first six months of 2002. Any impairment charge resulting from these transitional impairment tests will be reflected as the cumulative effect of a change in accounting principle as of January 1, 2002. We have not yet determined what the effect of these tests will be on the earnings and financial position of the Company.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("Statement 144"). Statement 144 addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. Statement 144 will be adopted as of January 1, 2002. We have reviewed the provisions of Statement 144, and believe that upon adoption, the Statement will not have a significant effect on our consolidated financial statements. The Statement supersedes FASB Statement No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of."

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk from changes in interest rates. We do not have any foreign currency exchange rate risk or commodity price risk. As of December 31, 2001, we had no outstanding indebtedness other than approximately $245,000 of capital lease arrangements. Accordingly, the Company is not exposed to significant interest rate market risk. The Company is exposed to market risk with respect to its cash and investment balances. At December 31, 2001, the Company had cash and investments totaling approximately $27.2 million. At this investment level, a hypothetical 10% decrease in interest rates would decrease interest income and increase the net loss on an annualized basis by approximately $272,000.

The Company manages its investment risk by investing in corporate debt securities, foreign corporate debt and secured corporate debt securities with minimum acceptable credit ratings. For certificates of deposit and corporate obligations, ratings must be A2/A or better; A1/P1 or better for commercial paper; A2/A or better for taxable or tax advantaged auction rate securities and AAA or better for tax free auction rate securities. The Company also requires that all securities must mature within 24 months from the original settlement date, the average portfolio shall not exceed 18 months, and the greater of 10% or $5.0 million shall mature within 90 days. Further, the Company's investment policy also limits concentration exposure and other potential risk areas.

The above market risk discussion and the estimated amounts presented are forward-looking statements of market risk assuming the occurrence of certain adverse market conditions. Actual results in the future may differ materially from those projected as a result of actual developments in the market.

Report of Ernst and Young LLP, Independent Auditors

To the Board of Directors and Shareholders of
HealthStream, Inc.

We have audited the accompanying consolidated balance sheets of HealthStream, Inc. as of December 31, 2001 and 2000, and the related consolidated statements of operations, shareholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of HealthStream, Inc. at December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

Nashville, Tennessee
February 2, 2002, except for
Note 15, as to which the
date is March 15, 2002

Consolidated Balance Sheets

	December 31, 2001	December 31, 2000
Assets		
Current assets:		
Cash and cash equivalents	**$ 4,747,434**	$ 19,830,572
Short term investments	**12,701,086**	7,451,450
Restricted cash	**520,184**	794,342
Interest receivable	**537,585**	578,534
Accounts receivable, net of allowance for doubtful accounts of $288,000 and $198,000 at December 31, 2001 and December 31, 2000, respectively	**3,776,635**	3,957,149
Accounts receivable - unbilled	**566,069**	49,600
Prepaid development fees	**1,030,843**	695,427
Other prepaid expenses and other current assets	**649,543**	1,297,526
Total current assets	**24,529,379**	34,654,600
Property and equipment:		
Furniture and fixtures	**990,992**	883,660
Equipment	**4,566,342**	3,893,720
Fixed assets in progress	**—**	117,000
Leasehold improvements	**1,111,360**	885,630
	6,668,694	5,780,010
Less accumulated depreciation and amortization	**(2,974,347)**	(1,505,004)
	3,694,347	4,275,006
Intangible assets, net of accumulated amortization of $13,301,000 and $5,847,000 at December 31, 2001 and December 31, 2000, respectively	**11,873,155**	18,024,526
Investments	**8,709,003**	12,889,674
Notes receivable – related party	**215,000**	—
Other assets	**225,760**	607,770
Total assets	**$ 49,246,644**	$ 70,451,576
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	**$ 889,254**	$ 1,150,996
Accrued liabilities	**943,616**	1,278,422
Accrued compensation and related expenses	**717,200**	441,484
Accrued royalties	**—**	1,500,000
Registration liabilities	**633,788**	794,342
Deferred revenue	**3,273,825**	2,764,235
Current portion of capital lease obligations	**126,733**	288,831
Total current liabilities	**6,584,416**	8,218,310
Capital lease obligations, less current portion	**118,769**	216,072
Commitments and contingencies	**—**	—
Shareholders' equity:		
Common stock, no par value, 75,000,000 shares authorized at December 31, 2001 and 2000, respectively; 20,372,542 and 21,242,312 shares issued and outstanding at December 31, 2001 and 2000, respectively	**91,275,282**	91,221,775
Accumulated other comprehensive income	**79,240**	30,556
Accumulated deficit	**(48,811,063)**	(29,235,137)
Total shareholders' equity	**42,543,459**	62,017,194
Total liabilities and shareholders' equity	**$ 49,246,644**	$ 70,451,576

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Operations

	For the Year Ended December 31,		
	2001	2000	1999
Revenues, net of warrant expense of $1,489,933 in 2001 and $991,693 in 2000	**$ 13,503,307**	$ 9,651,775	$ 2,567,868
Operating costs and expenses:			
Cost of revenues	**5,772,320**	4,356,819	2,138,252
Product development	**5,040,407**	5,639,422	2,037,272
Sales and marketing	**5,894,580**	5,790,941	1,001,755
Depreciation	**1,756,401**	920,504	239,248
Amortization	**8,179,835**	5,980,524	213,032
Other general and administrative expenses	**7,124,247**	9,637,327	1,498,248
Office consolidation charge	**400,678**	—	—
Impairment of long-lived assets	**712,344**	—	—
Total operating costs and expenses	**34,880,812**	32,325,537	7,127,807
Loss from operations	**(21,377,505)**	(22,673,762)	(4,559,939)
Other income (expense):			
Interest and other income	**2,019,720**	2,420,375	312,324
Realized (loss) gain on investments	**(99,920)**	94,438	—
Interest expense - related parties	—	(34,255)	(193,059)
Interest expense	**(49,566)**	(92,097)	(12,041)
Loss on disposal of assets	**(68,655)**	—	(3,689)
	1,801,579	2,388,461	103,535
Net loss	**$ (19,575,926)**	$ (20,285,301)	$ (4,456,404)
Net loss per share:			
Basic and diluted	**$ (0.98)**	$ (1.29)	$ (1.19)
Weighted average shares of common stock outstanding:			
Basic and diluted	**19,920,521**	15,785,946	3,756,556

See accompanying notes to the consolidated financial statements.

Consolidated Statement of Shareholders' Equity (Deficit)

	Common Stock		Series A Convertible Preferred Stock		Series B Convertible Preferred Stock	
	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 1998	3,256,307	$ 1,798,498	41,000	$ 410,000	—	$ —
Net loss	—	—	—	—	—	—
Unrealized loss on investment, net of tax	—	—	—	—	—	—
Comprehensive loss	—	—	—	—	—	—
Issuance of preferred stock	—	—	35,000	350,000	1,228,801	12,138,000
Issuance of common stock	855,327	1,231,590	—	—	—	—
Issuance of common stock in acquisition	49,202	200,000	—	—	—	—
Issuance of common stock options to advisory boards	—	11,760	—	—	—	—
Issuance of common stock for services	4,625	18,800	—	—	—	—
Issuance of warrant	—	748,343	—	—	—	—
Balance at December 31, 1999	4,165,461	4,008,991	76,000	760,000	1,228,801	12,138,000
Net loss	—	—	—	—	—	—
Unrealized gain on investment, net of tax	—	—	—	—	—	—
Comprehensive loss	—	—	—	—	—	—
Exercise of stock options	801,997	600,786	—	—	—	—
Issuance of common stock in acquisitions	2,209,953	12,949,437	—	—	—	—
Issuance of common stock in initial public offering	5,275,000	44,151,750	—	—	—	—
Issuance of common stock in private offering	1,111,111	10,000,000	—	—	—	—
Payment of expenses of initial public offering	—	(1,977,629)	—	—	—	—
Conversion of preferred stock into common stock in connection with initial public offering	7,131,153	19,172,060	(76,000)	(760,000)	(1,228,801)	(12,138,000)
Conversion of related party notes payable into common stock in connection with initial public offering	553,711	1,293,000	—	—	—	—
Repurchase of common stock in connection with the initial public offering	(6,074)	(14,213)	—	—	—	—
Recognition of warrant expense	—	991,693	—	—	—	—
Issuance of stock options for services	—	45,900	—	—	—	—
Balance at December 31, 2000	21,242,312	91,221,775	—	—	—	—
Net loss	—	—	—	—	—	—
Unrealized gain on investment, net of reclassification adjustment and tax	—	—	—	—	—	—
Comprehensive loss	—	—	—	—	—	—
Exercise of stock options	8,700	10,557	—	—	—	—
Issuance of common stock in acquisitions	181,250	300,186	—	—	—	—
Issuance of common stock to Employee Stock Purchase Plan	53,606	56,956	—	—	—	—
Repurchase of shares in connection with WebMD renegotiation	(1,111,111)	(1,981,444)	—	—	—	—
Cancellation of restricted stock	(2,215)	—	—	—	—	—
Valuation of WebMD repurchase right	—	120,000	—	—	—	—
Issuance of stock options to advisory boards	—	57,319	—	—	—	—
Recognition of warrant expense	—	1,489,933	—	—	—	—
Balance at December 31, 2001	20,372,542	$91,275,282	—	$ —	—	$ —

See accompanying notes to the consolidated financial statements.

Series C Convertible Preferred Stock Shares	Series C Convertible Preferred Stock Amount	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Shareholders Equity (Deficit)
—	$ —	$ (4,493,432)	$ —	$ (2,284,934)
—	—	(4,456,404)	—	(4,456,404)
—	—	—	(41,690)	(41,690)
—	—	—	—	(4,498,094)
627,406	6,274,060	—	—	18,762,060
—	—	—	—	1,231,590
—	—	—	—	200,000
—	—	—	—	11,760
—	—	—	—	18,800
—	—	—	—	748,343
627,406	6,274,060	(8,949,836)	(41,690)	14,189,525
—	—	(20,285,301)	—	(20,285,301)
—	—	—	72,246	72,246
—	—	—	—	(20,213,055)
—	—	—	—	600,786
—	—	—	—	12,949,437
—	—	—	—	44,151,750
—	—	—	—	10,000,000
—	—	—	—	(1,977,629)
(627,406)	(6,274,060)	—	—	—
—	—	—	—	1,293,000
—	—	—	—	(14,213)
—	—	—	—	991,693
—	—	—	—	45,900
—	—	(29,235,137)	30,556	62,017,194
—	—	**(19,575,926)**	—	**(19,575,926)**
—	—	—	**48,684**	**48,684**
—	—	—	—	**(19,527,242)**
—	—	—	—	**10,557**
—	—	—	—	**300,186**
—	—	—	—	**56,956**
—	—	—	—	**(1,981,444)**
—	—	—	—	—
—	—	—	—	**120,000**
—	—	—	—	**57,319**
—	—	—	—	**1,489,933**
—	**$ —**	**$(48,811,063)**	**$ 79,240**	**$42,543,459**

Consolidated Statements of Cash Flows

	For the Year Ended December 31,		
	2001	2000	1999
OPERATING ACTIVITIES:			
Net loss	**$ (19,575,926)**	$ (20,285,301)	$ (4,456,404)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation	**1,756,401**	920,504	239,248
Amortization of intangibles, content fees, fixed royalties, and prepaid compensation	**8,179,835**	5,980,524	213,032
Gain on WebMD renegotiation	**(1,500,000)**	—	—
Realized loss (gain) on investments	**99,920**	(94,438)	—
Office consolidation charge	**400,678**	—	—
Impairment of long-lived assets	**712,344**	—	—
Provision for doubtful accounts	**150,000**	85,000	6,250
Loss on disposal of assets	**68,655**	—	3,689
Noncash warrant expense	**1,489,933**	991,693	—
Noncash compensation expense	**57,319**	45,900	30,560
Noncash product development expense	—	—	748,343
Changes in operating assets and liabilities, excluding effects of acquisitions:			
Accounts and unbilled receivables	**(562,758)**	(1,483,246)	(65,045)
Restricted cash	**274,158**	(141,082)	—
Interest receivable	**40,949**	(578,534)	—
Prepaid development fees	**(1,206,836)**	(792,901)	—
Other prepaid expenses and other current assets	**203,305**	(952,261)	(225,442)
Other assets	**382,010**	270,795	(440,011)
Accounts payable	**(261,742)**	(319,167)	324,353
Accrued liabilities and compensation	**(363,885)**	554,546	236,561
Accrued royalties	—	1,500,000	—
Registration liabilities	**(160,554)**	139,492	—
Deferred revenue	**114,582**	(416,199)	126,714
Net cash used in operating activities	**(9,701,612)**	(14,574,675)	(3,258,152)
INVESTING ACTIVITIES:			
Acquisition of companies, net of cash acquired	**(328,988)**	(6,767,810)	(780,206)
Issuance of note receivable – related party	**(215,000)**	—	—
Repayment of note receivable	**128,119**	—	—
Proceeds from sale of investments	**10,143,229**	122,271	—
Purchase of investments	**(11,263,430)**	(20,734,425)	(127,753)
Purchase of property and equipment	**(1,588,445)**	(3,094,665)	(639,724)
Net cash used in investing activities	**(3,124,515)**	(30,474,629)	(1,547,683)

	For the Year Ended December 31,		
	2001	2000	1999
FINANCING ACTIVITIES:			
Repurchase of common stock from WebMD	**(1,981,444)**	—	—
Proceeds from issuance of common stock, net of underwriting discount	—	54,151,750	—
Costs of issuing common stock	—	(1,977,629)	—
Repayment of note payable	—	(1,180,000)	—
Proceeds from notes payable - related party	—	—	18,000
Proceeds from issuance of preferred stock	—	—	18,202,060
Proceeds from exercise of stock options	**10,557**	600,786	231,590
Issuance of common stock for Employee Stock Purchase Plan	**56,956**	—	—
Payments on long-term debt - related party	—	(132,559)	(23,585)
Repurchase of stock in connection with initial public offering	—	(14,213)	—
Payments on capital lease obligations	**(343,080)**	(200,403)	(40,909)
Net cash (used in) provided by financing activities	**(2,257,011)**	51,247,732	18,387,156
Net (decrease) increase in cash and cash equivalents	**(15,083,138)**	6,198,428	13,581,321
Cash and cash equivalents at beginning of year	**19,830,572**	13,632,144	50,823
Cash and cash equivalents at end of year	**$ 4,747,434**	$ 19,830,572	$ 13,632,144
Total cash, restricted cash, investments, and accrued interest at end of period	**$ 27,215,292**	$ 41,544,572	$ 13,718,207
SUPPLEMENTAL CASH FLOW INFORMATION:			
Interest paid	**$ 51,833**	$ 126,352	$ 225,074
Capital lease obligations incurred	**$ 83,679**	343,549	$ 286,976
Preferred stock converted into common stock	**$ —**	$ 19,172,060	$ —
Notes payable - related parties converted into common stock	**$ —**	$ 1,293,000	$ 1,000,000
Notes payable - related parties converted into preferred stock	**$ —**	$ —	$ 560,000
Issuance of common stock in connection with acquisition of companies	**$ 300,186**	$ 12,949,437	$ 200,000
Issuance of common stock in exchange for professional services	**$ —**	$ 45,900	$ 18,800
Issuance of common stock to advisory boards	**$ 57,319**	$ —	$ 11,760
Effects of acquisitions:			
Estimated fair value of assets acquired	**$ 5,000**	$ 3,608,502	$ 95,713
Purchase price in excess of net assets acquired	**1,036,491**	22,442,980	1,374,619
Estimated fair value of liabilities assumed	**(412,317)**	(6,173,054)	(490,126)
Stock issued	**(300,186)**	(12,949,437)	(200,000)
Cash paid	**328,988**	6,928,991	780,206
Less cash acquired	—	(161,181)	—
Net cash paid for acquisitions	**$ 328,988**	$ 6,767,810	$ 780,206

See accompanying notes to the consolidated financial statements.

Notes to Consolidated Financial Statements

1. Summary Of Significant Accounting Policies

Reporting Entity
HealthStream, Inc. ("the Company") was incorporated in 1990 and is based in Nashville, Tennessee. We provide Internet-based solutions to meet the ongoing training and continuing education needs of the healthcare community. We changed our name to HealthStream, Inc. from NewOrder Media, Inc. on September 1, 1998. We provide Internet-based solutions for delivering and tracking computer based education for the healthcare industry in the United States through application service provider ("ASP") products and installed learning management products. We also provide the healthcare community with live event development, coordination and registration services, online development services, translation of content into an interactive experience, and assist in the development of other educational activities, provided through the Internet.

Business Segments
During 2001, we began organizing the business along two segments: 1) services provided to healthcare organizations and professionals, and 2) services provided to pharmaceutical and medical device companies. Accordingly, we began tracking financial information on a more detailed basis for these segments. Through December 31, 2000, our revenues were primarily derived from one business segment, the sale of education and training products to the healthcare industry.

Services to healthcare organizations and professionals include offerings of our Internet-based e-learning products, licensing, maintenance and support of our installed learning management products, content subscriptions, custom content development, and a variety of online and enduring products. Services provided to pharmaceutical and medical device companies include live event registration, development and coordination services, Web cast events, online development and training, and other education and training services.

In 2001, we began producing discrete financial information under two reportable segments — healthcare organizations and professionals ("HCO") and pharmaceutical and medical device companies ("PMD"), and accordingly, resource allocation decisions and performance assessments began to be made based on the discrete financial information for these segments. Because discrete financial information about individual components was not prepared for any periods prior to December 31, 2000, comparative segment information is not provided.

Recognition of Revenue
Revenues are derived from providing services through our Internet-based e-learning products, licensing of our installed learning management products, maintenance and support services, content subscriptions, online development, Web cast events, live event development, coordination and registration services, Web site development, professional and technical consulting services, online products and commercial support and other education and training services. We have entered into commercial support agreements that involve integration with services and provide for varied sources of revenue to us over the terms of the agreements. In some cases revenues derived from electronic commerce transactions are shared between the other entity and us, in accordance with the term of the arrangement, as realized.

We recognize revenue in accordance with Statement of Position 97-2, "Software Revenue Recognition" ("SOP 97-2"), SEC Staff Accounting Bulletin No. 101, "Revenue Recognition" and Emerging Issues Task Force ("EITF") Issue No. 99-19 "Reporting Revenue Gross Versus Net." This guidance provides that revenue recognized from software arrangements is to be allocated to each element of the arrangement based on the relative fair values of the elements. While elements include software products, post contract customer support, installation, and training, fair value of each element is based on objective evidence specific to the vendor. If fair value cannot be determined for each element of the arrangement, all revenue from the arrangement is deferred until fair value can be determined or until all elements of the arrangement are delivered. Sales of our Internet-based e-learning products include customer support, implementation services, and training; therefore all revenues are deferred until the Internet-based e-learning product is implemented, at which time revenues are recognized ratably over the service period.

Revenues derived from the provision of services through our Internet-based e-learning products are recognized ratably over the term of the service agreement. Revenues derived from the license of installed learning management products are recognized upon shipment or installation of the software. Software support and maintenance revenues are recognized ratably over the term of the related agreement. Revenues derived from the sale of products requiring significant modification or customization are recorded based on the percentage of completion method using labor hours. Other training revenues are generally recognized upon the completion of training. Revenues from content subscriptions are recognized ratably over the term of the subscription.

Revenues associated with commercial support arrangements are recognized either based on utilization of courseware or over the support period, depending on the scope of services provided. Live event registration services are recognized upon completion of the related event. We recognize revenue from live event development and coordination services and Web cast events based on the percentage of completion method using labor hours. All other revenues are recognized as the related services are performed or products are delivered.

Effective October 1, 2001, we entered into a new four-year agreement with HCA, replacing the prior agreement, that had approximately two and one half years remaining in its term. Together with HCA, we mutually agreed to cancel the warrant held by CIS Holdings, Inc. an affiliate of HCA, to purchase our common stock. As a result, we will no longer amortize the remaining cost of the warrant as a reduction of revenues. See Note 4 for additional information.

Through September 2001, we had a prior service arrangement with HCA that included the grant of a warrant to purchase our common stock. Revenues were recognized as services were rendered, net of the amortization of the fair value of the related warrant.

Principles of Consolidation
The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. Significant inter-company accounts and transactions have been eliminated in consolidation.

Use of Estimates
The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates and such differences could be material to the consolidated financial statements.

Cash and Cash Equivalents
We consider cash and cash equivalents to be unrestricted, highly liquid investments with initial maturities of less than three months. Cash received associated with live event registration fees is classified as restricted cash on the accompanying consolidated balance sheets, since it is held on behalf of the commercial supporter of the event.

Allowance for Doubtful Accounts
Changes in the allowance for doubtful accounts and the amounts charged to bad debt expense were as follows:

	Allowance Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Write-Offs	Allowance Balance at End of Period
Year ended December 31,:					
2001	**$ 198,000**	**$ 150,000**	**$ —**	**$ 60,000**	**$ 288,000**
2000	$ 37,000	$ 85,000	$ 78,000	$ 2,000	$ 198,000
1999	$ 36,500	$ 6,250	$ —	$ 5,750	$ 37,000

The amount "charged to other accounts" represents the allowance for doubtful accounts of acquired companies.

Investments
Available-for-sale securities are stated at fair value, with the unrealized gains and losses, net of tax, reported in other comprehensive income (loss). Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in investment income. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in interest and other income on the accompanying consolidated statements of operations.

Property and Equipment
Property and equipment are stated on the basis of cost. Depreciation and amortization are provided on the straight-line method over the following estimated useful lives, except for assets under capital leases and leasehold improvements, which are amortized over the shorter of the estimated useful life or the lease term.

	Years
Furniture and fixtures	5-10
Equipment	3-5

Intangible Assets
Through December 31, 2001, intangible assets, which represent the excess of purchase price over fair value of net tangible assets acquired or goodwill, content, customer lists, and non-competition agreements, were amortized on a straight-line basis over the expected periods to be benefited, generally three to five years, three to five years, two to three years and six months to two years, respectively. In addition, intangible assets include favorable lease rights which represents the difference between contractual terms and market rates for obligations under lease contracts at the date of acquisition. Favorable lease rights are amortized over the remaining lease term.

We plan to adopt Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" ("Statement 142") effective January 1, 2002. Statement 142 no longer permits the amortization of goodwill and intangible assets with indefinite useful lives. Statement 142 requires that these assets be reviewed for potential impairment as described further under "long-lived assets," at least annually. Under Statement 142, goodwill is classified as an intangible asset with an indefinite life, while content, customer lists, and non-competition agreements are classified as intangible assets with finite lives. Intangible assets with finite lives will continue to be amortized over their estimated useful lives.

Other Assets
Other assets are comprised of licensing fees, the long term portion of content development fees and other long term items. Licensing and content development fees are amortized based on the lives of the related agreements or the accreditation lives of the related content, generally one to two years.

Long-Lived Assets
We account for assets of a long term nature ("long-lived assets") in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," ("Statement 121") which requires that companies consider whether events or changes in facts and circumstances, both internally and externally, may indicate that an impairment of long-lived assets held for use are present. Through December 31, 2001 we evaluated any potential impairment based on expected future cash flows from the long-lived assets. The cash flow estimates incorporate management's best estimates, using appropriate and customary assumptions and projections at the date of evaluation. During 2001, we recorded impairment charges related to property and equipment and certain content assets totaling approximately $712,000 (See Note 5 for additional information).

Management periodically evaluated the carrying value of long-lived assets, including property and equipment, other assets and intangible assets and determined that there was no impairment as of December 31, 2000 or 1999.

We plan to adopt SFAS Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("Statement 144") effective January 1, 2002. Statement 144 addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. We have reviewed the provisions of Statement 144, and believe that upon adoption, Statement 144 will not have a significant effect on our consolidated financial position or results of operations.

Accounts Receivable-Unbilled and Deferred Revenue
Accounts receivable-unbilled represents revenue earned for contracts accounted for on the percentage of completion basis for which invoices have not been generated. Deferred revenue represents amounts which have been billed or collected, but not yet recognized in revenue.

Income Taxes
Income taxes have been provided using the liability method in accordance with SFAS No. 109, "Accounting for Income Taxes."

Advertising

We expense the costs of advertising as incurred. Advertising expense for the years ended December 31, 2001, 2000 and 1999 was approximately $548,000, $1,115,000 and $122,000 respectively.

Product Development Costs

Product development costs include the cost to internally develop and convert content for our Internet-based e-learning and installed learning management products as well as to provide content via portal partners. We capitalize the cost of content developed by third parties where the life expectancy is greater than one year. During 2001 and 2000, we capitalized approximately $1.3 million and $800,000 respectively, related to third party content development. Such amounts are included in the accompanying consolidated balance sheets in prepaid development fees. We amortize content development over the expected life, which is generally one to two years. Product development fees that have been capitalized are subject to a periodic impairment review in accordance with our policy. During 2001, we recorded an impairment charge of approximately $400,000 with respect to certain product development fees (See Note 5 for additional information).

Effective July 1, 2000, we began accounting for Web site development costs in accordance with EITF Issue No. 00-2 "Accounting for Web Site Development Costs," that provides guidance on when to capitalize versus expense costs incurred to develop a Web site. Product development costs incurred to establish the technological feasibility of computer software products, such as our installed learning management products, that are developed for resale, and Internet-based e-learning products and Web sites prior to June 30, 2000 were charged to expense as incurred. We capitalize costs incurred between the point of establishing technological feasibility and general release when such costs are material. As of December 31, 2001 and 2000, we had no capitalized development costs for computer software developed for resale. We did not capitalize any Web site development costs during 2001 or 2000 since the costs incurred after June 30, 2000 related to planning or operation of such products and sites. The costs incurred with respect to our Internet-based e-learning products and Web sites were incurred prior to June 30, 2000.

Net Loss Per Share

We compute net loss per share following SFAS No. 128, "Earnings Per Share," ("Statement 128"). Under the provisions of Statement 128, basic net loss per share is computed by dividing the net loss available to common shareholders for the period by the weighted average number of common shares outstanding during the period. Diluted net loss per share is computed by dividing the net loss for the period by the weighted average number of common and common equivalent shares outstanding during the period. Common equivalent shares, composed of incremental common shares issuable upon the exercise of stock options and warrants, escrowed or restricted shares, shares subject to vesting and common shares issuable on assumed conversion of series A, B, and C convertible preferred stock, are included in diluted net loss per share to the extent these shares are dilutive. Common equivalent shares are not included in the computation of diluted net loss per share for the years ended December 31, 2001, 2000, and 1999 because the effect would be anti-dilutive.

Concentrations of Credit Risk and Significant Customers

We place our temporary excess cash investments in high quality, short-term money market instruments. At times, such investments may be in excess of the FDIC insurance limits.

We sell our systems and services to various companies in the healthcare industry. We perform ongoing credit evaluations of our customers' financial condition and generally require no collateral from customers. During 2001, we derived approximately 11%, or $1.5 million, of net revenues from HCA, net of warrant expense of approximately $1.5 million (See Note 4). During 2000, no customer represented more than 10% of our total revenue. The total amounts receivable from HCA at December 31, 2001 and 2000 were approximately $800,000 and $680,000 respectively. During 1999, we derived approximately 15%, or $380,000, of revenues from ActivHealth International, Inc. and approximately 9%, or $240,000, of revenues from Lippincott, Williams and Wilkins, formerly Waverly, Inc.

Stock Based Compensation

We grant stock options for a fixed number of shares to employees and other parties with an exercise price not less than the fair value of the shares at the grant date. We account for stock option grants in accordance with Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" (APB 25) and related interpretations. Under APB 25, because the exercise price of the our employee stock options is not less than the market price of the underlying stock on the date of grant, no compensation expense is recorded. To the extent that options are issued to members of our advisory boards or non-employees, the value of such options is measured in accordance with the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" ("Statement 123"). During the years ended December 31, 2001, 2000, and 1999, we recorded expense of approximately $57,000, $30,000, and $12,000, respectively, related to options granted to advisory board members.

Fair Value of Financial Instruments

The following methods and assumptions were used in estimating fair value disclosures for financial instruments:

Cash, cash equivalents and restricted cash: The carrying amounts approximate the fair value because of the short-term maturity or short-term nature of such instruments.

Accounts receivable, accounts receivable-unbilled, interest receivable, accounts payable, accrued liabilities and deferred revenue: The carrying amounts approximate the fair value because of the short-term nature of such instruments.

Notes receivable: The carrying amounts approximate fair value based on the consideration provided and the estimated consideration expected to receive.

Investments: The carrying amounts approximate the fair value based on quoted market prices.

Reclassifications

Certain prior year balances have been reclassified to conform to current year presentation. These reclassifications had no effect on previously reported consolidated results of operations.

Newly Issued Accounting Standards

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations," ("Statement 141") and No. 142, "Goodwill and Other Intangible Assets" ("Statement 142"). Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Statement 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations completed after June 30, 2001. Statement 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives. Statement 142 requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives.

We will apply Statement 142 beginning January 1, 2002. While we have not completed the assessment of the impact of the Statement, application of the non-amortization provisions would result in a decrease in net loss of approximately $5.4 million ($0.27 per share) per year. This estimate is based on our current level of amortization expense for intangibles with indefinite lives and the current weighted average shares outstanding. During 2002, we will perform the test for goodwill impairment using the two-step process described in Statement 142. The first step is a screen for potential impairment, while the second step measures the amount, if any, of impairment. We expect to perform the first of the required impairment tests of goodwill and indefinite lived intangible assets during the first six months of 2002. Any impairment charge resulting from these transitional impairment tests will be reflected as the cumulative effect of a change in accounting principle as of January 1, 2002. We have not yet determined what the effect of these tests will be on our financial position and results of operations.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," ("Statement 144"). Statement 144 addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. Statement 144 will be adopted as of January 1, 2002. We have reviewed the provisions of Statement 144, and believe that upon adoption, it will not have a significant effect on our consolidated financial position or results of operations. The Statement supersedes Statement 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of."

2. Acquisitions

de'MEDICI Systems. On January 26, 2001, we acquired substantially all of the assets of de'MEDICI Systems ("de'MEDICI"), a business unit of Lippincott Williams & Wilkins, Inc., for approximately $330,000 in cash and 181,250 shares of our common stock. de'MEDICI provided computer based education and training to over 230 hospitals and healthcare organizations. The acquisition was accounted for as a purchase. Intangible assets acquired consisted of goodwill, customer lists, and trade name of $0.6 million, $0.4 million, and $0.1 million, respectively, and are being amortized on a straight-line basis over five years, three years, and three years, respectively.

SynQuest Technologies, Inc. On September 18, 2000, we acquired substantially all of the assets of SynQuest Technologies, Inc. ("SynQuest") for 787,087 shares of our common stock and assumption of certain debt and other liabilities, $2.3 million of which were repaid in connection with the purchase transaction. SynQuest provided online training and education to hospitals and healthcare organizations. The acquisition was accounted for as a purchase. Intangible assets acquired consisted of goodwill, content, and customer lists of $2.4 million, $2.0 million, $0.5 million, respectively, and are being amortized on a straight-line basis over five years, three years, and three years, respectively.

Education Design, Inc. On July 1, 2000, we acquired substantially all of the assets of Education Design, Inc. ("EDI") for $3.0 million in cash and 184,421 shares of our common stock. In addition, approximately $300,000 of cash and 31,711 shares of our common stock were provided to the employees of EDI, subject to certain restricted stock award agreements. EDI provided services for live educational events that are supported by the medical device industry. The acquisition was accounted for as a purchase. Intangible assets acquired consisted of goodwill, content, customer lists, and a non-competition agreement of $1.9 million, $1.5 million, $0.3 million, and $0.1 million, respectively, and are being amortized on a straight-line basis over five years, five years, three years and one year, respectively.

EMINet, Inc. On January 28, 2000, we acquired substantially all of the assets of Emergency Medicine Internetwork, Inc. d/b/a EMInet ("EMInet") for $0.6 million in cash and 269,902 shares of our common stock. In addition, we issued 2,170 additional shares of our common stock based on achievement of revenue goals subsequent to the acquisition. EMInet sold approved online medical education content to emergency medical services personnel. The acquisition was accounted for as a purchase. Intangible assets acquired consisted of goodwill and customer lists of $2.8 million and $0.5 million, respectively, and are being amortized on a straight-line basis over three years.

m3 the Healthcare Learning Company. On January 28, 2000, we acquired substantially all of the assets and liabilities of Multimedia Marketing, Inc. d/b/a m3 the Healthcare Learning Company ("m3") for $0.6 million in cash and 818,037 shares of our common stock. m3 provided interactive, multimedia education and training solutions to hospitals and other healthcare organizations. In connection with the acquisition, we assumed $1.2 million of long-term debt. The acquisition was accounted for as a purchase. Intangible assets acquired consisted of goodwill and customer lists of $8.4 million and $1.0 million, respectively, and are being amortized on a straight-line basis over three years.

Quick Study, Inc. On January 11, 2000, we acquired substantially all of the assets and liabilities of Quick Study, Inc. ("Quick Study") for $0.1 million in cash and 61,397 shares of our common stock. In addition, we issued 6,669 additional shares of common stock based on achievement of revenue goals subsequent to the acquisition. In connection with the acquisition, we assumed $0.1 million of long-term debt. Quick Study published CD-ROM and network-based products for the healthcare industry. The acquisition was accounted for as a purchase. Intangible assets acquired consisted of goodwill, customer lists, and non-competition agreements of $0.6 million, $0.1 million and $0.1 million, respectively, and are being amortized on a straight-line basis over three, three and two years, respectively.

KnowledgeReview, LLC. On January 3, 2000, we acquired substantially all of the assets of KnowledgeReview, LLC (d/b/a "CMECourses.com") for $0.3 million in cash and 17,343 shares of our common stock. KnowledgeReview owned and operated an Internet Web page that provided a search engine (CMEsearch.com) that helped physicians locate continuing medical education by specialty and facilitated online registration for such courses. The acquisition was accounted for as a purchase. Intangible assets acquired consisted of goodwill, customer lists and non-competition agreements of $0.4 million, $40,000 and $20,000, respectively, and are being amortized on a straight-line basis over three years, two years and six months, respectively.

SilverPlatter Education, Inc. On July 23, 1999, we acquired substantially all of the assets of SilverPlatter Education, Inc. ("SilverPlatter"), a Boston-based company that provided CD-ROM and Internet-based continuing medical education programs to physicians, for $0.8 million in cash and 49,202 shares of our common stock, and the assumption of certain liabilities. The acquisition was accounted for as a purchase. Intangible assets acquired consisted of goodwill, customer lists and non-competition agreements of $1.0 million, $0.2 million, and $0.1 million, respectively, and are being amortized on a straight-line basis over three, two and two years, respectively.

The results of operations are included in our financial statements from the date of acquisition.

The following unaudited results of operations give effect to the operations of the acquisitions discussed above, except for the de'MEDICI acquisition, as if the acquisitions had occurred as of the first day of the fiscal year immediately preceding the year of acquisition. Because the pro forma impact of the de'MEDICI acquisition would not have been material to the results presented for 2001 or 2000, the pro forma disclosures do not include the impact of the de'MEDICI acquisition. The pro forma results of operations do not purport to represent what our results of operations would have been had such transactions in fact occurred at the beginning of the period presented or to project our results of operations in any future period.

	Year Ended December 31,		
	2001	2000	1999
Revenue	**$ 13,503,000**	$ 13,497,000	$ 12,818,000
Net loss	**$ (19,576,000)**	$ (23,451,000)	$ (13,956,000)
Net loss per share:			
Basic and diluted	**$ (0.98)**	$ (1.19)	$ (2.36)

In accordance with Statement 128, escrowed shares and any shares subject to restrictions or vesting are excluded from the weighted average shares outstanding for purposes of calculating net loss per share since such shares are anti-dilutive. As discussed in Note 1, the adoption of Statement 142 will result in the discontinuation of amortization of goodwill and other intangible assets with indefinite lives.

The intangible assets related to the acquisitions summarized above consist of the following:

	December 31,	
	2001	2000
Intangible assets:		
Goodwill	**$ 18,311,775**	$ 17,309,384
Content	**3,500,000**	3,500,000
Customer lists	**2,940,000**	2,590,000
Non-competition agreements	**220,000**	320,000
Favorable lease rights	**152,142**	152,142
Trade name	**50,000**	—
Total intangible assets	**25,173,917**	23,871,526
Accumulated amortization	**(13,300,762)**	(5,847,000)
Net intangible assets	**$ 11,873,155**	$ 18,024,526

3. Notes Payable And Long-Term Debt - Related Parties

In connection with our April 2000 initial public offering ("IPO"), all outstanding notes payable were converted into series B convertible preferred stock and then into common stock.

The weighted average debt outstanding for the year ended December 31, 2001 and for the portion of the year ended December 31, 2000 during which we had debt outstanding was $-0-, and $1,751,059 respectively. The effective interest rate on such debt was 0%, 8.8 %, and 10.1% for the year ended December 31, 2001, the portion of the year ended December 31, 2000 during which we had debt outstanding, and December 31, 1999, respectively.

4. Shareholders' Equity

Common Stock

During 2001, we repurchased 1,111,111 shares of our common stock from WebMD Corporation ("WebMD") in connection with the renegotiation of a previous agreement (See Note 14).

On April 14, 2000, we completed our IPO of 5,000,000 shares of common stock for net proceeds of $39.8 million. On April 14, 2000, we completed a private placement of 1,111,111 shares of common stock to WebMD for net proceeds of $10.0 million. In addition, the underwriters exercised their right to purchase 275,000 additional shares of common stock in May 2000, which resulted in additional gross proceeds of $2.4 million. Upon consummation of our IPO, all series A, B, and C convertible preferred stock converted by its terms into 7,131,153 shares of our common stock. In addition, a $1,293,000 promissory note payable to Robert A. Frist, Jr., our president, chief executive officer and chairman, also converted into 553,711 shares of common stock. Also in connection with the IPO, we repurchased 6,074 shares of common stock.

Preferred Stock
We are authorized to issue shares of preferred stock in one or more series, having the relative voting powers, designations, preferences, rights and qualifications, limitations or restrictions, and other terms as the Board of Directors may fix in providing for the issuance of such series, without any vote or action of the shareholders. During 2000, all shares of preferred stock were converted into common stock in connection with our IPO. No additional shares of preferred stock were issued in 2001 or 2000.

Prior to April 21, 1999, we had authorized the issuance of 76,000 shares of preferred stock designated as series A convertible preferred stock, 1,436,961 shares designated as series B convertible preferred stock and 650,000 shares designated as series C convertible preferred stock. On April 21, 1999, we amended our charter increasing the authorized shares of preferred stock to five million. During 2000, we increased the authorized shares of preferred stock to 10 million.

As previously discussed, upon consummation of our IPO, each share of series A and B convertible preferred stock was converted into our common stock at the conversion rate of 4.28238 shares of common stock per share of series A and B convertible preferred stock. Each share of series C convertible preferred stock was converted into our common stock at the conversion rate of 2.46013 shares of common stock per share of series C convertible preferred stock.

Warrants
Effective October 1, 2001 we revised our prior agreement with HCA. The new four-year agreement, which provides for a minimum of $12.0 million in services, replaces the prior agreement that had approximately two and one half years remaining. In addition, both parties agreed to cancel the warrant held by CIS Holdings, Inc. an affiliate of HCA. As a result, we will no longer amortize the remaining cost of the warrant as a reduction of revenues. During the years ended December 31, 2001 and 2000, our revenues were reduced by the expense related to this warrant totaling approximately $1,490,000 and $992,000, respectively.

During February 2000, we entered into a four-year Online Education Services Provider Agreement with HCA that included providing a warrant to purchase 2,182,568 shares of our common stock at an exercise price of $7.18 per share. The warrant was exercisable over a four year period. Under the terms of the agreement, HCA agreed to purchase a minimum of $12.0 million in services from us over the term of the contract. Until September 2001, we amortized the fair value of the warrant ($8.8 million) as a reduction of revenues proportionately over the term of the original agreement. The amortization fluctuated based on the revenues received from this agreement.

During 1999, we entered into a distribution agreement with a business partner. In connection with this agreement, the business partner was provided with a warrant to purchase 245,032 shares of our common stock at $4.06 per share. The warrants expire in June 2009. The issuance of the warrants resulted in the recognition of approximately $748,000 of product development expense in 1999. No part of the 1999 warrant has been exercised as of December 31, 2001.

5. Impairment Of Long-Lived Assets

During the fourth quarter of 2001, we performed an impairment assessment of our long-lived assets including goodwill and other identifiable intangibles. We recorded a charge of approximately $712,000 related to certain property and equipment and prepaid development fees. We recorded a charge of approximately $400,000 related to prepaid content development fees. This charge reflects the expectation that the carrying value exceeded the anticipated revenues to be generated from the content. The remainder of the charge is approximately $312,000 related to fixed assets that will no longer be used in future operations. As a result, the carrying value of the fixed assets held for sale were written down to their fair value, less costs to sell, and have been included in other current assets in the accompanying consolidated balance sheets. Fair value was determined based on bids received from third parties. The assets were sold during January 2002 at carrying value.

6. Investments

At December 31, 2001, the fair value of investments, which were all available-for-sale, included the following:

	Amortized Cost	Unrealized Losses	Unrealized Gains	Fair Value
Corporate debt securities	$ 14,755,681	$ (53,408)	$ 105,501	$ 14,807,774
Foreign corporate debt securities	4,812,256	(10,721)	18,193	4,819,728
Secured corporate debt securities	1,763,004	—	19,583	1,782,587
	$ 21,330,941	**$ (64,129)**	**$ 143,277**	**$ 21,410,089**

At December 31, 2000, the fair value of investments, which were all available-for-sale, included the following:

	Amortized Cost	Unrealized Losses	Unrealized Gains	Fair Value
Corporate debt securities	$ 10,667,165	$ —	$ 68,602	$ 10,735,767
Foreign corporate debt securities	8,537,985	—	43,043	8,581,028
Secured corporate debt securities	1,005,498	—	4,812	1,010,310
Equity securities	99,920	(85,901)	—	14,019
	$ 20,310,568	$ (85,901)	$ 116,457	$ 20,341,124

The maturities of the above debt securities at December 31, 2001 are shown below:

Mature within one year	**$ 12,701,086**
Mature after one year but before two years	**8,709,003**
Total debt securities	**$ 21,410,089**

7. Business Segments

We have two reportable segments, healthcare organizations and professionals ("HCO") and pharmaceutical and medical device companies ("PMD"). The accounting policies of the segments are the same as those described in Note 1, "Summary of Significant Accounting Policies." Our reportable segments are based on the markets they serve, the products and services provided to those markets, and they are each managed separately by business unit managers. Substantially all sales during 2001 were made to customers in the United States.

The following is our business segment information as of and for the year ended December 31, 2001. We measure segment performance based on the operating loss before income taxes and prior to the allocation of corporate overhead expenses, interest expense, and substantially all depreciation.

	Year ended December 31, 2001			
	HCO	PMD	Unallocated*	Consolidated
Revenues, net of warrant expense	$ 7,957,717	$ 5,545,590	$ —	$ 13,503,307
Cost of revenues	(2,646,652)	(3,021,412)	(104,256)	(5,772,320)
Product development	(2,688,845)	(1,061,679)	(1,289,883)	(5,040,407)
Sales and marketing	(4,593,632)	(1,295,658)	(5,290)	(5,894,580)
Depreciation and amortization	(7,215,931)	(963,904)	(1,756,401)	(9,936,236)
Other general and administrative	(3,019,926)	(911,258)	(3,193,063)	(7,124,247)
Office consolidation charge	(400,678)	—	—	(400,678)
Impairment of long-lived assets	(400,000)	—	(312,344)	(712,344)
Segment loss from operations	$ (13,007,947)	$ (1,708,321)	$ (6,661,237)	$ (21,377,505)
**Segment assets	$ 15,617,965	$ 5,058,474	$ 28,570,205	$ 49,246,644
Purchase of property and equipment	$ 808,082	$ 429,049	$ 351,314	$ 1,588,445

**Unallocated items include certain unallocated corporate expenses and corporate assets.*

***Segment assets include restricted cash, accounts and unbilled receivables, prepaid and other current assets, other assets, property and equipment, and intangible assets. Investments are not allocated to individual segments.*

8. Income Taxes

Income tax benefit differs from the amounts computed by applying the federal statutory rate of 34% to the loss before income taxes as follows:

	Year Ended December 31,		
	2001	2000	1999
Tax benefit at the statutory rate	$ **(6,655,815)**	$ (6,897,002)	$ (1,515,177)
State income tax benefit, net of federal benefit	**(592,104)**	(667,145)	(177,741)
Nondeductible goodwill	**1,588,345**	1,188,473	—
Other	**(215,501)**	(69,774)	4,382
Increase in valuation allowance	**5,875,075**	6,445,448	1,688,536
	$ —	$ —	$ —

Deferred federal and state income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of deferred tax liabilities and assets are as follows:

	December 31,	
	2001	2000
Deferred tax assets:		
Allowance for doubtful accounts	**$ 109,374**	$ 75,240
Differences related to business combinations	**1,518,029**	718,930
Accrued liabilities	**154,699**	41,048
Deferred revenue	**40,700**	—
Difference related to warrants	**1,227,388**	661,214
Research and development credits	**90,948**	57,448
Other	**6,403**	3,458
Net operating loss carryforwards	**11,330,299**	7,044,093
Total deferred tax assets	**14,477,840**	8,601,431
Less: Valuation allowance	**(14,389,540)**	(8,514,465)
	88,300	86,966
Deferred tax liability - depreciation	**(88,300)**	(86,966)
Net deferred tax asset	**$ —**	$ —

As of December 31, we had federal and state net operating loss carryforwards of $30,223,415 and $26,358,436, respectively, in 2001 and $18,099,076 and $22,260,182, respectively, in 2000. These losses will expire in years 2012 through 2021. A portion of these losses may be subject to limitation in future years.

We have established a valuation allowance for deferred tax assets at December 31, 2001 and 2000, due to the uncertainty of realizing these assets in the future. The valuation allowance increased $5,875,075 in 2001, $6,445,448 in 2000 and $1,688,536 during 1999. No federal or state income tax payments were made during the years ended December 31, 2001, 2000, and 1999.

9. Stock Option Plan

Our 2000 Stock Incentive Plan ("2000 Plan") and 1994 Employee Stock Option Plan ("1994 Plan") (the 2000 Plan and the 1994 Plan are collectively referred to as "the Plan") authorizes the grant of options to employees, officers, directors, and others. In February 2000, we adopted the 2000 Plan. The terms of the 2000 Plan are substantially similar to the 1994 Plan. Options granted under the Plan have terms of no more than ten years with certain restrictions. The Plan allows the Board of Directors to determine the vesting period of each grant. The vesting period of the options granted ranges from immediate vesting to four years. In connection with the 2000 Plan, 5,000,000 shares have been reserved for issuance, bringing the total shares reserved for issuance through options to 9,000,000 shares.

We account for our stock incentive plans in accordance with APB 25. If the alternative method of accounting for stock incentive plans prescribed by Statement 123 had been followed, our net loss and net loss per share would have been:

	Year Ended December 31,		
	2001	2000	1999
Net loss as reported	**$ (19,575,926)**	$ (20,285,301)	$ (4,456,404)
Pro forma compensation expense	**1,140,396**	1,524,880	289,426
Pro forma net loss	**$ (20,716,322)**	$ (21,810,181)	$ (4,745,830)
Pro forma basic and diluted net loss per share	**$ (1.04)**	$ (1.38)	$ (1.26)

The resulting pro forma disclosures may not be representative of that to be expected in future years. The weighted average fair value of options granted was estimated using the minimum value option pricing model in 2000 and 1999 prior to our IPO and the Black-Scholes method subsequent to our IPO in April 2000. The assumptions used for these estimates include:

	2001	2000	1999
Risk-free interest rate	**4.20%**	6.00%	6.00%
Expected dividend yield	**0.0%**	0.0%	0.0%
Expected life (in years)	**5**	5	5
Volatility	**60%**	60%	—

The estimated weighted average fair values of options granted during 2001, 2000 and 1999 using the above pricing models were $0.70; $2.09; and $1.11, respectively.

A progression of activity and various other information relative to stock options is presented in the table below.

	2001		2000		1999	
	Common Shares	**Weighted-Average Exercise Price**	Common Shares	Weighted-Average Exercise Price	Common Shares	Weighted-Average Exercise Price
Outstanding - beginning of period	**3,125,739**	**$ 4.73**	2,470,229	$ 2.84	1,650,784	$ 1.07
Granted	**410,750**	**1.22**	2,097,316	6.21	1,383,892	4.29
Exercised	**(8,700)**	**1.21**	(801,997)	0.75	(427,085)	0.54
Forfeited	**(711,072)**	**4.74**	(639,809)	7.30	(137,362)	3.26
Outstanding - end of period	**2,816,717**	**4.17**	3,125,739	4.73	2,470,229	2.84
Exercisable at end of period	**1,306,994**	**4.19**	665,261	4.51	892,477	1.08

During August 2000, our CEO exercised options granted in 1995 and purchased 314,500 shares of our common stock at an average exercise price of $0.57 per share. During August 2000, a vice president also exercised options that were granted in 1995 and purchased 105,243 shares at an average exercise price of $0.58 per share. In December 1999, the then president exercised options granted in 1994 and purchased 3,170 shares of our common stock at an exercise price of $0.608 per share. In July and August 1999, the CEO exercised options granted in 1995 and purchased 416,250 shares of our common stock at an exercise price of $0.54 per share.

During 2001, 2000 and 1999, we issued 5,750, 27,254, and 51,800 respectively, stock options to our professional consulting boards at per share exercise prices ranging from $1.24 in 2001, $2.125 to $11.89 in 2000, and $2.34 to $6.49 in 1999. In connection with these grants we recognized expense of approximately $57,000 in 2001, $30,000 in 2000, and $12,000 in 1999. During 2000, we also granted options to individuals for services and recognized approximately $16,000 of expense in connection with these grants.

Shares of common stock available for future grants of options totaled 4,951,208 and 3,868,004 at December 31, 2001 and 2000, respectively. Exercise prices per share and various other information for options outstanding at December 31, 2001 are segregated into ranges as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices Per Share	Number of Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Life	Number of Shares	Weighted Average Exercise Price Per Share
$ 0.00 - $1.19	314,800	$ 1.09	6.9	89,800	$ 1.05
$ 1.20 - $2.38	1,000,148	2.14	6.9	471,634	1.24
$ 3.58 - $4.76	761,350	4.06	5.7	435,248	4.06
$ 4.77 - $5.95	118,000	5.42	7.3	29,500	5.42
$ 5.96 - $7.13	253,912	6.49	6.0	111,922	6.49
$ 8.33 - $9.50	86,059	8.92	6.8	86,059	8.92
$ 9.51 - $10.70	119,325	10.00	6.2	29,828	10.00
$10.71 - $11.89	163,123	11.89	6.2	53,003	11.89
	2,816,717	$ 4.17	6.5	1,306,994	$ 4.19

10. Employee Benefit Plans

401(k) Plan

We have a defined-contribution employee benefit plan ("401-K Plan") incorporating provisions of Section 401(k) of the Internal Revenue Code. Our employees must have attained the age of 21 and have completed thirty days of service to be eligible to participate in the 401-K Plan. Under the provisions of the 401-K Plan, a plan member may make contributions, on a tax-deferred basis, not to exceed 15% of compensation subject to IRS limitations. We have not provided matching contributions through December 31, 2001.

Employee Stock Purchase Plan

During 2000, we adopted an Employee Stock Purchase Plan ("Purchase Plan"), which incorporates the provisions of Section 423 of the Internal Revenue Code. Under the Purchase Plan, 1,000,000 shares of common stock have been reserved for purchase by employees. The Purchase Plan provides for annual offer periods of twelve months to eligible employees. Under the Purchase Plan, eligible employees can purchase through payroll deductions, the lesser of up to 15% of their eligible base compensation or 2,500 shares of common stock, at a price equivalent to 85% of the lesser of the beginning or end of year price. During 2001, 53,606 shares were purchased under the plan at an average price per share of $1.06.

11. Commitments And Contingencies

Lease Commitments

We lease office facilities in Nashville, TN, Dallas, TX, Denver, CO, and Raleigh, NC under agreements that expire before or during January 2007. The Dallas, TX facility is subleased to a third party through the expiration of the original lease which ends January 2007.

The Nashville, TN lease provides for two five-year renewal options. Some lease agreements contain provisions for escalating rent payments over the initial terms of the lease. We account for these leases by recognizing the straight-line rent expense and adjusting the deferred rent expense liability for the difference between the straight-line rent expense and the amount of rent paid. The Company also leases certain office equipment under both operating and capital leases. Total rent expense under all operating leases was approximately $605,000, $795,000, and $210,000 for the years ended December 31, 2001, 2000, and 1999, respectively. We also lease certain computer and office equipment and office furnishings from various third parties accounted for as capital leases.

Future rental payment commitments at December 31, 2001 under capital and non-cancelable operating leases, with initial terms of one year or more, are as follows:

	Capital Leases	Operating Leases
2002	$ 142,977	$ 723,520
2003	85,024	599,126
2004	41,769	564,443
2005	1,212	254,753
2006	—	95,648
2007 (thereafter)	—	7,971
Total minimum lease payments	$ 270,982	$ 2,245,461
Less amounts representing interest	(25,480)	
Present value of net minimum lease payments (including $126,733 classified as current)	$ 245,502	

Sublease rental income related to the Dallas, TX facility will be approximately $6,000 per month over the remaining term of the lease.

The carrying value of assets under capital leases, which are included with owned assets in the accompanying consolidated balance sheets was $182,712 and $395,850 at December 31, 2001 and 2000, respectively. Amortization of the assets under the capital leases is included in depreciation expense.

Litigation

On November 17, 2000, a complaint was filed by Challenger Corporation in the Circuit Court of Tennessee for the Thirtieth Judicial District at Memphis against us, SynQuest and two individual shareholders of SynQuest. The complaint asserts that HealthStream violated the terms of a licensing agreement entered into between HealthStream and the plaintiff and that HealthStream allegedly failed to pay royalties due to the plaintiff pursuant to the terms of that agreement. The plaintiff also alleges that HealthStream induced SynQuest to breach a marketing agreement entered into between SynQuest and the plaintiff. Alternatively, the plaintiff alleges that HealthStream, which purchased certain assets of SynQuest, is liable for SynQuest's alleged breach of the marketing agreement pursuant to the legal theory of successor liability. The aggregate damages alleged total approximately $9.0 million. We believe the allegations in the complaint are without merit, intend to defend the litigation vigorously and do not believe this litigation will have a material adverse effect on our financial condition or results of operations.

We are subject to various other legal proceedings and claims that arise in the ordinary course of business. In the opinion of management, the ultimate liability with respect to those proceedings and claims will not materially affect our financial position, operations or liquidity.

12. Loss Per Share

The following table sets forth the computation of basic and diluted net loss per share:

	Year Ended December 31,		
	2001	2000	1999
Numerator:			
Net loss	**$ (19,575,926)**	$ (20,285,301)	$ (4,456,404)
Denominator:			
Weighted-average shares outstanding	**19,920,521**	15,785,946	3,756,556
Net loss per share, basic and diluted	**$ (0.98)**	$ (1.29)	$ (1.19)

For the years ended December 31, 2001, 2000, and 1999, the calculation of weighted average and equivalent shares excluded options, warrants, restricted stock and convertible preferred stock because such items were anti-dilutive. The equivalent common shares related to such options, warrants, restricted stock and preferred stock were 3,238,311 in 2001, 6,522,065 in 2000 and 9,846,414 in 1999.

13. Office Consolidation Charge

During the second quarter of 2001, we recorded a non-recurring office consolidation charge of approximately $401,000 as a result of closure of our Dallas and Boston offices. The charge consisted of lease obligations of approximately $245,000 and impairment of certain fixed assets of approximately $156,000. We recorded a liability for such charges and the expense is included in office consolidation charge on the accompanying consolidated income statement. As of December 31, 2001 we have paid approximately $40,000 in lease obligations and charged approximately $156,000 to the recorded liability for the disposal of fixed assets. At December 31, 2001, the remaining balance of accrued liabilities associated with this charge was approximately $205,000.

14. Strategic Alliances

We periodically enter into strategic alliances with distribution partners, content partners and development partners. Typically, these arrangements provide for payments to these partners based on a percentage of revenues or based on hours of courseware developed. We have commitments of approximately $100,000 for 2002 related to content development services, which are contingent upon delivery of courses or occurrence of certain events. Payment of such amounts is contingent upon delivery of content by the provider.

We entered into a distribution agreement with a business partner during 1999 that provided the business partner with a warrant to purchase 245,032 shares of our common stock at $4.06 per share. The warrant expires in June 2009. The issuance of the warrant resulted in recognition of $748,343 of product development expense in 1999. No part of the 1999 warrant has been exercised as of December 31, 2001.

We also entered into a development agreement in January 2000 with a private company under which we paid $95,000 and paid the entity another $400,000 during 2000 as courses were developed. In connection with this agreement, we received a warrant to purchase 223,834 shares of the entity's common stock at an exercise price of $4.47 per share. Because the development services were provided at market rates, no value has been ascribed to the warrant.

In February 2000, we entered into a five-year agreement with WebMD. The agreement provided that we would be the exclusive provider of education, continuing education and training services for all healthcare organizations, healthcare professionals and healthcare workers on all Web sites owned or operated by WebMD in exchange for certain guaranteed payments. WebMD also purchased $10.0 million of our common stock in a private sale that closed concurrent with our IPO. During 2000, we expensed and paid WebMD royalties of $1.5 million. At December 31, 2000, the accompanying consolidated balance sheet included accrued and unpaid royalties related to this agreement of $1.5 million. On January 5, 2001, we terminated the prior agreement with WebMD and set forth a new business arrangement. Under the new, non-exclusive three-year agreement, we will be a preferred provider of continuing medical education, continuing education and board preparation courses for WebMD's professional portal. Under this new arrangement, financial consideration is based entirely on revenues generated from the sale of HealthStream's services to WebMD's professional portal customers.

In connection with this renegotiation, we gave WebMD the right to sell the shares back to us at any time through March 30, 2001. On February 8, 2001, WebMD exercised its right to sell the 1.1 million shares of our common stock back to us at $1.7833 per share. We reacquired the shares on February 16, 2001. In connection with the termination of the prior WebMD agreement, we recognized a gain of $1.5 million, representing the reversal of the scheduled $1.5 million fixed payment that was accrued at December 31, 2000.

15. Subsequent Events

On March 15, 2002, options to purchase 401,000 shares of common stock at an exercise price of $1.35 per share were granted. In addition, the 1994 Plan was amended to exclude any cancelled or forfeited options from shares available for future grants. As a result of this amendment, the total shares reserved for issuance was reduced to 7,747,542 and the total shares available for future option grants at December 31, 2001 was reduced to 3,790,064.

Directors and Officers

Board of Directors

Robert A. Frist, Jr.
Chief Executive Officer, President, and Chairman of the Board of Directors
HealthStream, Inc.

Jeffrey L. McLaren
Vice Chairman of the Board
HealthStream, Inc.

Charles N. Martin, Jr.
Chairman of the Board, President, and Chief Executive Officer
Vanguard Health Systems

Thompson S. Dent
Chairman of the Board
PhyCor, Inc.

M. Fazle Husain
General Partner
Morgan Stanley Venture Partners

John H. Dayani, Sr., Ph.D.
Chief Executive Officer and President
Cardiovascular Services of America

James F. Daniell, M.D.
Clinical Professor
Vanderbilt University Medical School and
Vanderbilt University Nursing School
Private Practice
Centennial Medical Center

William W. Stead, M.D.
Associate Vice Chancellor for Health Affairs, Professor of Medicine, Professor of Biomedical Informatics, and Director of the Informatics Center
Vanderbilt University Medical Center

Linda Rebrovick
Executive Vice President and Chief Marketing Officer
KPMG Consulting, Inc.

Executive Officers

Robert A. Frist, Jr.
Chief Executive Officer, President, and Chairman of the Board of Directors

Arthur E. Newman
Chief Financial Officer and Senior Vice President

Michael T. Pote
Senior Vice President

Fred Perner
Senior Vice President

Robert H. Laird, Jr.
Vice President, General Counsel, and Secretary

Susan A. Brownie
Vice President of Finance and Corporate Controller

Scott M. Portis
Vice President of Technology

D. Robert Wiemer, Jr.
Vice President

Corporate Data

Annual Meeting
The annual meeting of shareholders will be held on May 31, 2002, at 2:00 p.m. (CDT) at HealthStream, Inc., 209 10th Avenue South, Suite 450, Nashville, Tennessee 37203.

Independent Auditors
Ernst & Young LLP
Nashville, Tennessee

Transfer Agent
SunTrust Bank
P.O. Box 4625
Atlanta, Georgia 30302
(404) 588-7622

Legal Counsel
Bass, Berry, & Sims, PLC
Nashville, Tennessee

Corporate Headquarters
HealthStream, Inc.
209 10th Avenue South, Suite 450
Nashville, Tennessee 37203

Common Stock
HealthStream, Inc.'s common stock is traded on the Nasdaq Stock Market's National Market under the symbol HSTM. The following table shows the quarterly range of high and low closing sales prices of the common stock from the date of the Company's initial public offering on April 10, 2000.

	High	Low
2000		
Second Quarter		
(from April 11, 2000)	$ 10.13	$ 3.63
Third Quarter	5.75	1.88
Fourth Quarter	2.63	0.75
2001		
First Quarter	$ 2.00	1.03
Second Quarter	1.82	1.00
Third Quarter	1.70	1.05
Fourth Quarter	1.50	0.86
2002		
First Quarter	$ 1.42	$ 1.11

As of March 7, 2002, HealthStream, Inc. had approximately 2,054 shareholders, including 254 shareholders of record and approximately 1,800 persons or entities holding common stock in nominee name.

The Company has never declared or paid any cash dividends on its common stock and does not anticipate paying cash dividends in the foreseeable future. HealthStream intends to retain earnings to finance the expansion of its operations.

Form 10-K
A copy of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, is available without exhibits, free of charge, to its shareholders. Requests should be addressed to Investor Relations Department, HealthStream, Inc., 209 10th Avenue South, Suite 450, Nashville, Tennessee 37203.

HealthStream®

209 10th Avenue South, Suite 450
Nashville, TN 37203
(615) 301-3100
www.healthstream.com